**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.7 TO THE REGISTRANT'S FORM SB-2 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

DSA Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001282852
(Registrant's CIK Number)

Exhibit 99.7 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-113538
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceburg, State of Indiana, on May 7, 2004.

DSA FINANCIAL CORPORATION

By: [signature]
Edward L. Fischer
President and Chief Executive Officer

VALUATION UPDATE

Prepared for

DSA Financial Corporation

Lawrenceburg, Indiana

As Of:

April 23, 2004

Prepared by:

Keller & Company, Inc.

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426

KELLER & COMPANY

VALUATION UPDATE

Prepared for

DSA Financial Corporation

Lawrenceburg, Indiana

As Of:

April 23, 2004

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

April 30, 2004

Board of Directors
Dearborn Savings Association, F.A.
118 Walnut Street
Lawrenceburg, IN 47025

To the Board:

In response to a request from the Office of Thrift Supervision we hereby submit an independent appraisal update ("Update") of the pro forma market value of the to-be-issued common stock of DSA Financial Corporation (the "Corporation"), a Delaware corporation, in connection with the conversion of Dearborn Mutual Holding Company from the mutual to the stock form of organization. The shares of common stock to be issued represent the ownership interest in Dearborn Financial Corporation, which was formed in April 1999 as a mid-tier holding company and the holding company of Dearborn Savings Association, F.A. ("Dearborn" or the "Association"). Dearborn Financial Corporation is a subsidiary of Dearborn Mutual Holding Company, which currently has a majority ownership interest in Dearborn Financial Corporation. Under the Plan of Conversion, Dearborn Mutual Holding Company will cease to exist, with Dearborn Savings Association becoming a wholly-owned subsidiary of the Corporation. The existing shares of stock in Dearborn Financial Corporation will be exchanged for new shares of stock in the Corporation. This Update of the Corporation's pro forma market value as of April 23, 2004, was prepared after a review of our original appraisal report as of February 27, 2004, ("Original Appraisal") and is being submitted to the Office of Thrift Supervision as an update of the Original Appraisal.

This Update is based on conversations with the management of Dearborn, the law firm of Luse, Gorman, Pomerenk and Schick, Washington, D.C., and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to current market conditions, the recent performance of Dearborn and the recent performance of publicly-traded thrift institutions, including those institutions in Dearborn's comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in Dearborn's city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

We have recognized a reinvestment rate of 1.25 percent before taxes in this Update, the same rate indicated in the Original Appraisal, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Dearborn's December 31, 2003, financials and using the stock prices of publicly-traded thrift institutions as of April 23, 2004. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Association's comparable group and provides comparative operating and financial data on Dearborn and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since January 1, 2003, and the relative movement of their share prices. For the twenty two conversions completed from January 1, 2003, to April 23, 2004, including eight mutual holding companies, seven second stage conversions and seven standard conversions, the average percentage price change one day after IPO was a positive 31.38 percent with a median of 23.10 percent, from a low of 9.0 percent to a high of 69.90 percent. The average percentage price change one week after IPO for those twenty two conversions was a similar 32.21 percent with a similar median of 25.00 percent, from a low of 8.8 percent to a high of 71.00 percent. It should be noted, however, that of the fifteen conversions completed since June 30, 2003, all but one were trading on April 23, 2003, at prices lower than their trading prices one day after IPO; and one of those issues, which closed in January, 2004, was trading at a price nominally lower than its IPO price.

As presented in Exhibit 8, since February 27, 2004, there have been downward movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Dearborn's comparable group, all publicly-traded, FDIC-insured thrifts in the United States ("all thrifts")and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group decreased by 2.26 percent, while the average price to core earnings multiple for the comparable group decreased by 1.83 percent from 15.27 times earnings to 14.99 times earnings during that period. The average market price to book value ratio for all thrifts decreased from 164.28 percent at February 27, 2004, to 152.09 percent at April 23, 2004, and decreased from 137.03 percent to 133.42 percent for the comparable group. The average price to assets ratio decreased from 16.22 percent to 13.89 percent for all thrifts and decreased from 14.21 percent to 13.89 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average (DJIA) and the Standard and Poors 500 (S & P 500) as of February 27, 2004, and April 23, 2004. As indicated, from February 27, 2004, to April 23, 2004, the SNL Thrift Index decreased 10.11 percent, while the DJIA decreased 1.05 percent and the S & P decreased 0.38 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 5.36 percent decrease in the average price per share for all publicly-traded thrifts and a smaller decrease of 3.00 percent for the comparable group.

Exhibit 9 presents detailed market, pricing and financial ratios for Dearborn, all thrifts, the 24 publicly-traded Indiana thrifts and the comparable group as of April 23, 2004.

Exhibit 10 provides Dearborn's December 31, 2003, assets and equity and the Association's earnings for the twelve months ended December 31, 2003, which are the same as those used in the Original Appraisal. The Association had assets of $78,820,000 and equity of $9,091,000 at December 31, 2003, and identical net and core income after taxes of $806,000 for the twelve months ended December 31, 2003.

The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.00 percent decrease in the average price per share of the ten comparable group institutions. Of those ten institutions, five experienced decreases in their price per share and five experienced increases. As previously detailed, the pricing ratios also demonstrated downward movement since February 27, 2004. From February 27, 2000, to April 23, 2004, the comparable group's average price to core earnings multiple decreased by 2.25 percent and its average price to book value ratio decreased by 2.63 percent.

This Update is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Update incorporates the following adjustments:

	Original Appraisal	Update
Earnings Performance	None	None
Market Area	Upward	Upward
Financial Condition	None	None
Asset, Loan and Deposit Growth	Downward	Downward
Dividend Payments	Upward	Upward
Subscription Interest	None	Upward
Liquidity of the Stock	Downward	Downward
Management	None	None
Marketing of the Issue	Downward	None

In our opinion, considering the foregoing factors, an 8.6 percent upward adjustment to the pro forma midpoint value of the Corporation is warranted at this time.

This updated valuation of the Corporation is based on the following valuation ratios as of April 23, 2004:

Price to earnings multiple:	
Midpoint	18.54x
Super maximum	24.39x
Price to core earnings multiple:	
Midpoint	18.54x
Super maximum	24.39x
Price to book value ratio:	
Midpoint	95.39%
Super maximum	109.99%
Price to assets ratio:	
Midpoint	17.79%
Super maximum	23.00%

As indicated above, at the midpoint, the price to book value ratio increased from 91.24 percent at February 27, 2004, to 95.39 percent as of April 23, 2004; the price to net earnings multiple and the price to core earnings multiple increased from 17.01 to 18.54; and the price to assets ratio increased from 16.56 percent to 17.79 percent as of April 23, 2004. At the super maximum, the price to book value ratio increased from 105.67 percent at February 27, 2004, to 109.99 percent as of April 23, 2004; the price to net earnings multiple and the price to core earnings multiple increased from 22.51 to 24.39; and the price to assets ratio increased from 21.36 percent to 23.00 percent as of April 23, 2004.

Exhibit 15 details the valuation premium or discount applied to the comparable group in determining the value. The discount from the comparable group average price to book value ratio was 28.50 percent at April 23, 2004, lower than the discount of 33.41 percent at February 27, 2004. The price core earnings multiple premium increased significantly from 11.39 percent to 23.67 percent during that time period. The premium of 16.52 percent in the price to assets ratio at February 27, 2004, increased to a premium of 28.07 percent at April 23, 2004.

The valuation range in the Original Appraisal indicated a midpoint of $14,000,000, with a minimum of $11,900,000, a maximum of $16,100,000, and a super maximum of $18,515,000. In our opinion, based on Dearborn's December 31, 2000, financials, the pricing ratios and price fluctuation of the Association's comparable group, current pricing ratios and trends in the market since the Original Appraisal and the revised adjustments relative to the comparable group indicated previously, the midpoint value of the Corporation as of April 23, 2004, was $15,200,000, with a minimum of $12,920,000, a maximum of $17,480,000, and a super maximum of $20,102,000, representing

1,292,000 shares, 1,520,000 shares, 1,748,000 shares and 2,010,275 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The pro forma market value or appraised value of the Corporation was $15,200,000 at the midpoint as of April 23, 2004.

Sincerely,

KELLER & COMPANY, INC.

Keller & Company, Inc.

EXHIBIT 1

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF DEARBORN SAVINGS ASSOCIATION

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 2

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	20.500	26.000	18.100	-15.95	-6.82	0.86	262.82	0.27	25.31	84.12	7.80	22.78
SRNN	Southern Banc Co.	AL	OTC BB	16.750	19.000	13.900	3.40	5.02	0.84	113.39	0.35	20.68	86.16	14.77	25.00
SZB	SouthFirst Bancshares Inc.	AL	AMEX	16.400	17.800	13.450	1.23	-2.09	0.19	185.25	0.60	91.11	99.70	8.85	182.22
FFBH	First Federal Bancshares of AR	AR	NASDAQ	18.340	21.500	13.360	-10.97	-11.05	1.46	129.33	0.34	13.29	130.44	14.18	13.29
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.050	20.130	15.840	0.00	-0.82	0.35	160.65	0.36	56.41	94.31	11.24	37.60
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	17.250	18.110	11.250	3.29	5.57	1.23	163.93	0.32	14.14	147.94	10.52	17.60
BYFC	Broadway Financial Corp.	CA	NASDAQ	13.460	15.000	10.700	-0.88	-5.40	0.82	125.41	0.15	17.51	148.46	10.75	18.22
CCBI	Commercial Capital Bancorp	CA	NASDAQ	18.180	23.980	5.240	-13.59	-6.12	0.70	57.52	0.00	27.55	533.14	31.61	30.81
DSL	Downey Financial Corp.	CA	NYSE	48.880	55.490	39.740	-7.77	-4.34	2.88	483.84	0.37	16.97	147.81	10.10	18.73
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	20.980	24.326	16.700	-7.78	-4.81	0.91	131.91	0.30	23.05	113.90	15.90	23.05
FED	FirstFed Financial Corp.	CA	NYSE	41.030	49.050	31.500	-8.39	-1.37	3.76	302.67	0.00	11.18	155.06	13.56	11.18
GDW	Golden West Financial	CA	NYSE	103.610	116.910	74.300	-6.66	0.49	7.53	567.93	0.37	14.00	253.02	18.24	14.49
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	17.010	18.000	9.750	-0.53	11.85	1.50	191.14	0.27	11.90	181.54	8.90	NA
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	34.920	45.730	19.233	-12.83	13.93	2.29	232.64	0.00	16.55	215.16	15.01	NA
NDE	IndyMac Bancorp Inc.	CA	NYSE	31.850	37.440	20.850	-9.72	-0.59	3.10	233.27	0.55	10.58	177.64	13.65	11.97
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.010	15.250	4.250	-18.38	-16.27	1.89	70.94	0.00	9.25	170.43	15.52	10.59
PFB	PFF Bancorp Inc.	CA	NYSE	36.510	40.610	23.536	1.59	-5.90	2.64	221.35	0.59	14.43	190.85	16.49	14.84
PROV	Provident Financial Holdings	CA	NASDAQ	24.800	26.000	18.753	-0.12	4.11	2.28	190.68	0.27	11.70	162.52	13.01	11.70
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	54.490	55.090	35.600	0.20	17.82	3.55	280.41	0.40	15.84	238.36	19.43	15.84
UPFC	United PanAm Financial Corp.	CA	NASDAQ	15.800	19.640	8.320	-6.29	-5.50	0.83	103.77	0.00	20.79	246.11	15.23	23.24
WES	Westcorp	CA	NYSE	44.320	44.910	20.750	3.19	11.58	3.12	284.67	0.53	14.44	198.39	15.57	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	30.500	34.500	23.250	-1.61	-6.87	2.28	214.67	0.75	21.79	150.47	14.21	14.32
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	11.410	11.700	8.000	3.73	22.42	-0.15	264.45	0.00	31.69	106.84	4.31	NA
NABC	NewAlliance Bancshares Inc.	CT	NASDAQ	13.750	15.720	13.000	NA	NA	NA	NA	NA	NA	NA	NA	NA
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	28.890	29.800	19.950	1.76	-1.73	1.82	172.01	0.60	16.14	226.06	16.80	16.70
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	20.900	25.490	12.191	1.01	-12.92	-0.57	140.09	0.00	NM	148.75	14.92	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	48.730	52.310	33.500	-1.89	-1.30	3.11	304.22	0.20	16.24	180.82	16.02	16.98
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	15.310	19.750	10.060	-7.94	-4.19	1.02	80.23	0.13	NA	210.88	19.08	14.72
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	25.960	30.250	17.860	-9.55	-2.59	1.48	242.48	0.00	18.68	172.72	10.71	19.82
FDT	Federal Trust Corp.	FL	AMEX	7.900	8.250	4.970	3.81	2.20	0.42	70.28	0.05	17.95	195.06	11.24	20.79
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	27.630	30.950	24.860	2.18	-4.00	1.68	181.94	0.49	16.75	188.99	15.19	16.75
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	34.920	38.450	19.850	-4.69	0.66	1.27	215.05	0.40	27.94	273.03	16.24	26.45
FCFL	First Community Bank Corp.	FL	NASDAQ	21.750	26.190	11.080	20.83	40.32	0.86	90.53	0.00	NA	214.71	24.03	27.19

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	27.090	33.990	22.160	0.71	-11.35	1.14	152.59	0.28	24.85	140.80	17.75	30.10
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	28.000	31.500	23.400	0.00	-5.08	1.73	106.86	0.58	16.57	243.69	26.20	17.18
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.050	2.000	0.850	5.00	-5.41	-0.30	53.77	0.00	NM	34.31	1.95	NM
NTBK	NetBank Inc.	GA	NASDAQ	11.350	15.550	9.890	-5.81	-13.29	1.05	99.13	0.08	10.91	125.55	11.45	12.75
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	21.570	25.240	16.170	0.00	-14.06	1.52	167.29	0.34	14.57	112.87	12.89	14.57
CASH	First Midwest Financial Inc.	IA	NASDAQ	22.510	24.500	18.000	-2.13	-2.34	1.42	311.83	0.52	13.16	124.71	7.22	16.43
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	15.900	18.000	12.000	-2.15	-9.14	1.71	120.66	0.21	9.46	111.34	13.18	10.26
FFFD	North Central Bancshares Inc.	IA	NASDAQ	36.660	39.250	32.000	-3.65	3.44	3.69	264.22	0.84	10.53	141.44	13.87	10.53
AFBA	Allied First Bancorp Inc.	IL	OTC BB	17.000	18.100	11.630	-0.87	4.94	0.87	232.05	0.00	19.54	94.08	7.33	19.77
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	26.700	26.960	20.250	0.68	2.89	0.65	93.51	0.28	44.50	139.64	28.55	42.38
CFSB	Citizens First Financial Corp.	IL	NASDAQ	24.240	28.500	19.999	-0.12	-9.38	1.11	233.01	0.40	24.00	110.18	10.40	24.24
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	33.000	33.000	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.43
EFC	EFC Bancorp Inc.	IL	AMEX	26.800	28.490	18.010	-3.28	2.41	1.70	195.33	0.58	16.65	157.00	13.72	17.99
FBTC	First BancTrust Corp.	IL	NASDAQ	26.500	27.500	17.850	8.16	9.32	1.70	180.92	0.35	16.36	125.53	14.65	17.10
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	33.000	36.000	21.150	-2.94	-1.29	1.58	189.68	0.41	22.30	138.19	17.40	33.67
FSFF	First SecurityFed Financial	IL	NASDAQ	34.960	35.400	24.800	-0.34	0.17	2.29	122.41	0.63	15.96	151.02	28.56	15.96
GTPS	Great American Bancorp	IL	NASDAQ	34.000	36.750	28.300	-2.75	-4.20	1.80	208.22	0.44	20.99	144.93	16.33	20.99
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	28.850	31.750	26.500	1.58	0.07	1.86	329.20	0.65	17.07	118.00	8.76	25.31
MAFB	MAF Bancorp Inc.	IL	NASDAQ	41.820	44.950	32.900	-1.20	-5.06	3.27	275.79	0.75	13.15	150.49	15.16	13.62
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	37.500	40.000	28.000	6.78	-5.06	2.62	418.17	0.64	14.31	121.32	8.97	14.31
NBSI	North Bancshares Inc.	IL	NASDAQ	22.050	23.460	12.750	55.72	52.07	0.32	116.84	0.38	68.91	187.02	18.87	78.75
PFED	Park Bancorp Inc.	IL	NASDAQ	30.500	31.660	24.700	0.00	4.67	2.06	230.92	0.60	15.97	110.35	13.21	17.43
RFBK	Rantoul First Bank SB	IL	Pink Sheet	17.350	24.000	12.300	1.46	-12.15	NA	169.56	0.00	NA	137.15	10.23	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	17.950	19.360	12.000	6.72	17.70	1.31	153.75	0.20	15.21	136.09	11.67	14.96
ASBI	Ameriana Bancorp	IN	NASDAQ	16.690	18.000	11.960	-1.82	3.66	0.77	127.83	0.64	21.68	135.14	13.06	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.300	7.000	4.350	5.00	1.78	0.04	58.37	0.00	NM	132.35	10.79	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.200	15.200	13.750	-3.01	-5.84	0.31	128.64	0.44	47.33	111.11	11.04	71.00
CSFC	City Savings Financial Corp.	IN	OTC BB	27.250	29.450	18.000	0.00	-1.45	3.24	263.61	0.25	8.65	130.51	10.34	10.52
FFWC	FFW Corp.	IN	NASDAQ	22.010	26.120	17.800	-2.57	1.20	1.83	186.86	0.62	12.30	123.10	11.78	12.37
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.820	2.550	1.100	-9.00	13.75	0.02	18.23	0.00	91.00	130.94	9.98	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.250	23.400	16.950	-8.58	-1.22	0.97	131.61	0.50	22.75	108.17	15.39	23.01
FCAP	First Capital Inc.	IN	NASDAQ	23.500	25.000	17.950	6.48	-2.08	1.30	143.87	0.56	18.22	152.20	16.33	18.80
HFSK	HFS Bank FSB	IN	Pink Sheet	11.250	14.000	11.250	-10.00	-11.76	0.91	122.22	0.39	12.36	107.04	9.21	13.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HBBI	Home Building Bancorp	IN	OTC BB	24.000	24.000	19.000	9.09	9.09	1.54	195.56	0.41	15.69	93.86	12.27	15.69
HWEN	Home Financial Bancorp	IN	NASDAQ	5.950	6.400	4.750	-1.16	-6.30	0.28	44.73	0.12	21.25	116.67	13.30	21.25
LNCB	Lincoln Bancorp	IN	NASDAQ	18.700	21.520	17.500	-7.88	-6.50	0.90	131.35	0.50	21.74	102.80	14.24	21.01
LOGN	Logansport Financial Corp.	IN	NASDAQ	21.000	22.450	17.000	2.44	0.00	1.59	175.61	0.56	13.46	110.64	11.96	15.33
LSBI	LSB Financial Corp.	IN	NASDAQ	24.890	28.000	20.400	-6.43	-4.27	2.23	235.42	0.50	11.63	119.38	10.57	11.63
MFBC	MFB Corp.	IN	NASDAQ	30.520	35.000	24.400	-4.63	1.87	1.67	320.93	0.45	19.19	114.69	9.51	19.19
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	22.900	29.210	21.300	-4.78	-10.19	1.64	155.68	0.43	14.49	123.05	14.71	14.49
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	21.100	22.150	16.000	-0.80	2.38	1.31	149.41	0.54	16.48	114.99	14.12	16.75
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	31.900	33.000	26.000	4.59	4.59	2.16	190.09	1.21	14.98	207.55	16.78	15.34
PFDC	Peoples Bancorp	IN	NASDAQ	25.000	28.000	19.800	1.63	2.63	1.62	147.64	0.66	15.63	132.77	16.93	15.63
PBNC	PFS Bancorp Inc.	IN	NASDAQ	20.100	20.800	16.060	-3.31	1.77	0.60	80.25	0.30	33.50	110.02	25.05	32.95
RIVR	River Valley Bancorp	IN	NASDAQ	22.000	30.250	15.575	-7.02	-19.09	1.67	154.90	0.60	13.84	158.50	14.20	13.84
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	7.200	13.590	6.000	8.11	-40.00	-7.64	163.70	0.34	NM	91.49	4.40	NM
UCBC	Union Community Bancorp	IN	NASDAQ	17.170	19.600	16.150	-5.71	-4.35	1.18	124.56	0.60	14.80	101.48	13.78	14.80
FFSL	First Independence Corp.	KS	Pink Sheet	17.350	19.000	12.000	0.58	-2.25	1.27	173.56	0.55	13.77	104.33	10.00	13.77
CKFB	CKF Bancorp Inc.	KY	NASDAQ	15.980	18.040	11.250	0.82	-1.42	1.16	100.17	0.48	14.14	154.70	15.95	NA
CFBC	Community First Bancorp Inc.	KY	OTC BB	16.500	20.000	12.000	-10.52	3.97	NA	153.18	0.00	NA	108.84	10.77	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.930	24.400	17.780	3.10	13.47	0.84	110.07	1.12	29.54	170.20	21.74	29.54
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	20.090	25.000	15.000	-10.67	-13.96	0.96	142.15	0.60	20.93	115.39	14.13	21.37
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	17.030	18.500	14.870	-3.68	-3.24	0.96	146.39	0.47	17.74	130.90	11.63	20.04
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	17.750	0.00	2.22	1.89	321.61	0.65	12.64	92.33	7.15	12.64
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.500	22.000	15.550	-13.16	-8.33	0.62	116.66	0.35	26.61	81.40	14.14	26.61
GSLA	GS Financial Corp.	LA	NASDAQ	19.260	20.000	18.000	-2.23	-1.18	0.58	164.56	0.40	52.05	85.75	11.70	NM
TSH	Teche Holding Co.	LA	AMEX	34.950	41.500	28.750	-1.58	-4.25	2.81	255.86	0.70	13.39	134.94	13.66	13.49
ABBK	Abington Bancorp Inc.	MA	NASDAQ	34.060	47.630	20.000	-23.46	-17.93	0.80	202.76	0.44	44.82	233.61	16.80	42.58
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	34.100	39.200	24.660	-1.50	-9.91	1.70	206.45	0.48	21.72	163.47	16.52	26.43
BFD	BostonFed Bancorp Inc.	MA	AMEX	32.790	38.300	24.000	-5.23	-3.73	0.75	377.35	0.64	46.18	155.62	8.69	48.94
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	14.680	16.250	12.750	-4.49	-6.38	0.34	27.00	0.74	43.18	145.20	54.38	47.35
CEBK	Central Bancorp Inc.	MA	NASDAQ	36.870	38.000	31.100	-0.35	2.42	1.47	287.20	0.48	25.25	142.47	12.84	25.25
FCB	Falmouth Bancorp Inc.	MA	AMEX	36.500	39.000	24.500	-2.14	0.00	0.25	172.47	0.52	192.11	187.37	21.16	NA
FAB	FIRSTFED AMERICA BANCORP INC.	MA	AMEX	24.800	28.450	14.250	-10.79	-8.66	1.34	136.05	0.45	19.08	210.53	18.23	23.85
HIFS	Hingham Instit. for Savings	MA	NASDAQ	42.000	44.969	34.000	6.33	-3.89	3.17	235.28	0.91	13.42	207.00	17.85	13.50
LSBX	LSB Corp.	MA	NASDAQ	16.850	18.250	12.750	-3.71	0.30	1.03	112.28	0.49	16.85	130.02	15.01	24.78

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
MASB	MASSBANK Corp.	MA	NASDAQ	35.830	44.270	29.380	-7.80	-16.66	1.77	229.21	0.92	20.71	142.35	15.63	21.58
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	17.488	21.000	10.553	-5.21	5.16	1.00	101.95	0.40	18.41	200.32	17.15	19.87
MYST	Mystic Financial Inc.	MA	NASDAQ	32.310	33.470	17.533	-1.19	2.24	1.12	273.87	0.39	30.77	170.41	11.80	38.93
SCFS	Seacoast Financial Services	MA	NASDAQ	32.100	35.380	18.500	-1.44	4.42	1.61	171.78	0.52	20.32	209.80	18.69	NA
WRO	Woronoco Bancorp Inc.	MA	AMEX	33.800	40.500	23.650	-7.52	-4.76	1.93	224.71	0.69	18.88	152.53	15.04	17.16
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.000	8.000	6.500	0.00	8.84	0.55	125.76	0.06	15.38	105.26	6.36	14.29
BUCS	BUCS Financial Corp	MD	OTC BB	26.600	26.770	20.000	0.00	19.43	1.24	295.03	0.00	21.45	106.70	9.02	21.63
SVBI	Severn Bancorp Inc.	MD	NASDAQ	30.460	34.200	21.550	-2.06	-4.81	2.68	129.95	0.34	11.04	258.79	23.44	11.41
WSB	Washington Savings Bank FSB	MD	AMEX	9.350	11.090	7.100	0.21	2.07	1.12	57.51	0.17	9.44	153.28	16.26	9.84
NBN	Northeast Bancorp	ME	AMEX	19.600	20.500	15.000	0.62	5.95	1.48	197.42	0.33	13.52	135.64	9.93	15.08
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	23.850	24.470	19.690	-1.04	4.06	1.58	131.52	0.34	15.19	125.46	18.13	15.19
FBC	Flagstar Bancorp Inc.	MI	NYSE	21.530	28.110	15.275	-16.49	-12.12	4.16	200.32	0.65	5.52	194.84	10.75	5.52
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	14.150	17.210	13.000	-9.93	-11.34	0.29	84.65	0.20	50.54	90.71	16.72	50.54
STBI	Sturgis Bancorp	MI	NASDAQ	13.520	15.870	10.000	9.39	-8.03	0.93	102.31	0.35	14.54	130.25	13.21	NA
FFHH	FSF Financial Corp.	MN	NASDAQ	28.110	33.000	25.450	-14.06	-6.30	2.45	218.40	1.20	13.78	125.60	12.87	12.17
HMNF	HMN Financial Inc.	MN	NASDAQ	26.400	28.190	16.800	-3.83	7.36	2.42	199.62	0.78	11.33	144.82	13.23	11.95
WEFC	Wells Financial Corp.	MN	NASDAQ	28.500	34.790	22.760	-10.94	-9.47	3.12	193.97	0.80	9.34	118.01	14.69	9.34
CCFC	CCSB Financial Corp.	MO	OTC BB	14.000	16.180	12.400	-9.68	-12.23	NA	84.39	0.00	NA	91.21	16.59	NA
FBSI	First Bancshares Inc.	MO	NASDAQ	20.350	21.880	15.900	0.49	-3.51	1.43	164.56	0.16	14.43	123.56	12.37	15.07
NASB	NASB Financial Inc.	MO	NASDAQ	41.000	44.500	23.080	6.74	-2.33	2.92	143.98	1.36	14.09	274.80	28.48	14.19
PULB	Pulaski Financial Corp.	MO	NASDAQ	18.010	20.439	10.600	-5.71	-6.88	1.06	82.06	0.23	18.01	257.29	21.95	18.76
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	16.100	16.100	12.125	2.55	12.51	1.24	130.93	0.34	13.42	139.64	12.30	13.42
CSBC	Citizens South Banking Corp.	NC	NASDAQ	13.160	15.250	12.650	-2.52	-5.73	0.37	58.67	0.24	35.57	129.91	22.43	47.00
CDLC	Coddle Creek Financial Corp.	NC	Pink Sheet	34.500	37.500	26.760	-5.48	6.98	1.76	198.90	1.75	19.60	108.94	17.35	19.60
KSAV	KS Bancorp Inc.	NC	OTC BB	21.000	25.000	17.250	-4.55	2.74	1.21	168.35	0.64	17.65	135.31	12.47	18.10
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.500	13.500	10.000	0.00	-4.55	-1.06	259.47	0.27	NM	51.72	4.05	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	9.700	10.950	8.600	-7.53	-6.64	0.43	71.48	0.40	22.56	116.45	13.57	22.56
CFB	Commercial Federal Corp.	NE	NYSE	25.070	28.480	20.000	-8.37	-9.79	2.04	293.72	0.42	12.41	137.75	8.54	15.38
TONE	TierOne Corp.	NE	NASDAQ	21.000	25.370	17.750	-6.25	-11.73	1.18	122.25	0.00	18.10	128.52	17.18	18.10
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	29.810	35.669	21.500	-4.58	-12.84	2.92	261.98	0.72	9.94	153.03	11.38	10.76
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	17.000	18.000	11.458	2.00	14.93	1.18	177.48	0.08	15.04	133.96	9.58	18.68
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	20.730	22.000	14.360	-0.91	-3.45	0.68	79.75	0.42	31.41	240.49	25.99	29.20
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.010	20.500	13.150	4.71	-1.96	0.96	188.96	0.12	18.96	185.86	9.53	20.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	22.200	28.000	21.750	-8.57	-13.35	1.62	128.64	0.78	15.00	220.02	17.26	14.90
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	25.150	29.600	16.500	-14.02	-0.08	1.57	128.43	0.81	16.02	239.52	19.58	16.02
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	31.800	36.950	25.370	-7.88	-7.50	1.80	260.74	0.40	18.82	179.26	12.20	17.47
PFS	Provident Financial Services	NJ	NYSE	17.860	21.550	15.910	-3.41	-5.45	0.63	70.79	0.20	28.35	130.46	25.23	28.81
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	9.980	11.500	5.372	-2.73	-8.44	0.23	47.49	0.00	43.39	316.83	21.02	45.36
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	14.000	14.740	9.100	2.94	3.70	1.03	152.27	0.00	14.89	122.91	9.19	15.05
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	22.500	25.980	16.260	-8.16	-1.75	1.40	208.96	0.46	16.67	141.96	10.77	16.67
AF	Astoria Financial Corp.	NY	NYSE	35.100	42.550	24.500	-4.70	-9.49	2.54	289.54	0.91	13.98	178.99	12.12	14.39
ALFC	Atlantic Liberty Financial	NY	NASDAQ	17.000	20.900	15.720	-15.00	-12.10	0.85	93.99	0.10	20.00	110.82	18.09	20.00
CNY	Carver Bancorp Inc.	NY	AMEX	23.110	26.500	14.190	-3.10	-10.60	2.02	231.82	0.20	12.42	129.40	9.97	12.49
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	19.000	21.513	15.120	-5.47	-7.17	1.40	90.16	0.45	14.07	257.80	21.07	14.62
ESBK	Elmira Savings Bank	NY	NASDAQ	31.850	32.482	24.546	0.31	1.11	2.40	288.22	0.74	13.50	145.43	11.05	15.85
FNFG	First Niagara Finl Group	NY	NASDAQ	12.940	16.550	11.500	-6.77	-16.08	0.58	58.79	0.24	22.70	109.94	22.01	21.57
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.580	19.500	12.380	-0.90	-3.67	1.25	102.94	0.29	14.53	220.30	17.08	NA
GPT	GreenPoint Financial Corp.	NY	NYSE	38.650	47.300	28.850	-8.56	-1.50	NA	181.01	0.99	10.33	237.99	21.35	10.39
HRBT	Hudson River Bancorp	NY	NASDAQ	18.350	21.440	11.725	-4.63	-12.83	1.14	86.34	0.30	16.68	180.43	21.25	16.68
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	37.620	41.580	25.210	-3.29	0.78	2.85	182.22	0.75	13.93	197.17	20.64	NA
NYB	New York Community Bancorp	NY	NYSE	26.230	35.570	18.838	-18.79	-14.74	1.82	97.81	0.73	14.90	205.40	26.82	16.19
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.090	12.420	6.926	-7.04	-1.07	0.26	43.26	0.40	44.36	126.17	25.64	NA
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	13.780	17.350	12.660	-5.75	-10.92	0.61	68.96	0.21	23.36	133.53	19.98	23.36
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.910	14.250	10.150	0.47	-7.72	0.72	39.03	0.60	17.93	409.84	33.08	20.82
WSBI	Warwick Community Bancorp	NY	NASDAQ	32.130	35.300	28.170	-4.09	-5.86	1.50	169.05	0.59	22.31	195.68	19.01	23.28
ASBP	ASB Financial Corp.	OH	NASDAQ	25.500	29.240	14.050	4.08	0.00	1.26	96.26	1.55	20.56	249.51	26.49	21.98
CAFI	Camco Financial Corp.	OH	NASDAQ	15.570	18.510	12.750	-8.63	-9.32	0.92	141.72	0.57	21.33	123.38	10.99	18.54
GCFC	Central Federal Corp.	OH	NASDAQ	13.209	16.180	10.700	-0.31	-6.65	-0.76	56.35	0.36	NM	136.46	23.44	NA
CIBI	Community Investors Bancorp	OH	NASDAQ	15.070	17.000	11.850	-4.38	-6.69	0.90	111.00	0.33	17.52	124.14	13.58	17.52
FFDF	FFD Financial Corp.	OH	NASDAQ	15.150	15.500	11.760	6.32	0.00	0.81	114.84	0.41	19.42	107.07	13.19	19.42
FDEF	First Defiance Financial	OH	NASDAQ	25.260	30.650	19.280	-8.21	-9.82	1.97	162.02	0.70	13.51	127.06	15.59	14.35
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	8.990	10.000	7.200	-1.64	1.87	0.56	76.23	0.23	16.65	133.38	11.79	14.98
FFHS	First Franklin Corp.	OH	NASDAQ	18.400	21.480	14.050	-0.33	-6.02	0.88	166.45	0.31	24.21	126.90	11.05	27.88
FNFI	First Niles Financial Inc.	OH	NASDAQ	18.000	19.300	15.190	2.86	1.41	0.80	71.92	0.58	22.78	151.13	25.03	26.87
FPFC	First Place Financial Corp.	OH	NASDAQ	17.890	20.000	15.810	-0.78	-6.73	1.40	124.98	0.55	12.96	124.41	14.31	13.35
HCFC	Home City Financial Corp.	OH	NASDAQ	17.500	17.500	12.400	10.89	12.90	0.87	191.07	0.44	20.83	116.74	9.16	20.83

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HLFC	Home Loan Financial Corp.	OH	NASDAQ	20.000	21.200	14.350	6.67	8.40	1.22	89.41	0.78	16.67	150.72	22.37	16.67
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	17.050	22.500	17.050	-9.55	-11.89	1.11	250.38	0.32	15.64	73.87	6.81	NA
LWFH	Lawrence Financial Holdings	OH	OTC BB	21.400	28.500	20.600	-4.89	-20.59	0.71	192.14	0.28	31.94	98.12	11.14	37.54
NLVS	Northern Savings & Loan Co.	OH	OTC BB	20.500	26.000	19.775	-4.87	-9.89	0.95	136.49	0.58	NA	115.04	15.02	17.37
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	20.980	25.500	19.830	2.19	-6.76	1.45	326.14	0.00	14.77	110.60	6.43	17.48
POHF	Peoples Ohio Financial	OH	OTC BB	4.160	4.400	4.000	-0.95	0.00	0.29	25.99	0.11	15.41	125.68	16.01	15.41
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	16.900	18.500	13.250	2.36	6.09	0.67	95.25	0.60	24.14	140.25	17.74	25.22
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	24.750	26.000	18.900	-1.00	3.13	1.85	123.65	0.88	13.38	120.67	20.02	13.38
PVFC	PVF Capital Corp.	OH	NASDAQ	13.940	17.680	12.009	-7.00	-8.11	1.33	107.68	0.28	12.02	144.61	12.95	10.72
UCFC	United Community Finl Corp.	OH	NASDAQ	13.080	13.990	8.940	2.59	14.74	0.75	66.92	0.30	17.68	167.69	19.55	18.42
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.890	21.000	12.700	4.26	0.05	0.72	95.20	0.47	23.46	148.81	17.74	23.46
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	34.320	35.850	21.250	4.35	8.03	1.44	224.48	1.00	25.61	137.72	15.29	25.42
WFI	Winton Financial Corp.	OH	AMEX	14.700	15.000	11.650	1.94	10.61	1.07	119.27	0.43	14.13	147.89	12.33	14.70
ESBF	ESB Financial Corp.	PA	NASDAQ	14.140	17.850	12.500	0.93	-9.01	0.84	126.63	0.38	17.68	157.46	11.17	19.64
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	22.990	26.780	19.250	-7.74	-11.34	1.75	258.83	0.48	13.85	132.97	8.88	15.64
FKFS	First Keystone Financial	PA	NASDAQ	27.800	29.000	21.350	1.31	1.83	1.43	294.03	0.41	20.90	167.17	9.45	27.52
GAF	GA Financial Inc.	PA	AMEX	35.010	35.100	24.850	-0.06	0.78	1.38	178.80	0.80	26.32	182.06	19.58	30.18
HARL	Harleysville Savings Financial	PA	NASDAQ	29.370	34.500	24.000	-1.61	-4.18	2.07	303.52	0.74	14.47	157.90	9.68	15.46
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	16.010	17.990	14.600	-10.51	-8.77	NA	65.84	0.00	NA	121.29	24.32	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	21.500	25.980	18.830	-7.73	-11.67	1.04	161.08	0.78	21.72	149.10	13.35	21.72
NTNY	Nittany Financial Corp.	PA	OTC BB	24.000	28.000	12.917	-4.00	26.59	0.91	129.15	0.00	28.57	311.69	18.58	28.92
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	17.780	20.000	14.770	-1.22	-6.91	-0.90	209.91	0.48	NM	126.28	8.47	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.870	30.730	22.000	-0.32	-0.64	1.85	286.59	0.74	15.40	149.84	9.72	17.20
PHSB	PHSB Financial Corp.	PA	NASDAQ	21.390	25.490	17.250	-4.25	-4.08	1.10	117.69	1.00	20.57	131.31	18.18	41.13
RSVB	Reserve Bancorp Inc.	PA	OTC BB	18.000	20.900	16.350	-8.86	-8.86	1.09	101.13	0.20	16.98	103.99	17.80	17.65
SOV	Sovereign Bancorp Inc.	PA	NYSE	19.850	25.200	14.920	-4.34	-17.91	1.49	152.22	0.11	13.69	155.08	13.04	14.60
THRD	TF Financial Corp.	PA	NASDAQ	29.590	35.470	25.270	-6.15	-9.92	-2.30	215.49	0.60	NM	138.47	13.73	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	25.860	27.530	16.800	-2.27	12.43	1.11	161.03	0.48	24.17	206.38	16.06	NA
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	16.330	18.780	14.750	-6.36	-10.52	0.70	81.91	0.34	24.74	145.28	19.94	32.02
WVFC	WVS Financial Corp.	PA	NASDAQ	18.950	19.980	16.500	0.58	2.43	1.05	163.91	0.64	18.05	158.44	11.56	18.05
CFCP	Coastal Financial Corp.	SC	NASDAQ	15.980	17.400	8.903	10.06	0.45	0.84	85.93	0.19	20.23	298.69	18.60	20.23
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	38.690	43.250	29.400	1.15	1.68	3.51	200.01	0.00	11.69	134.76	19.34	28.04
FFCH	First Financial Holdings Inc.	SC	NASDAQ	28.880	33.140	25.750	4.07	-3.25	1.99	195.67	0.82	14.89	213.45	14.76	15.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.310	18.100	14.100	-5.55	-13.06	0.71	88.86	0.58	21.26	102.61	17.23	19.88
SFDL	Security Federal Corp.	SC	OTC BB	22.000	25.500	19.750	5.52	-4.35	1.39	209.79	0.08	16.18	175.30	10.49	16.18
HFFC	HF Financial Corp.	SD	NASDAQ	16.550	18.250	14.546	-6.34	-3.16	1.26	220.64	0.42	13.13	115.82	7.50	13.57
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	12.250	15.090	10.783	-12.44	-12.87	0.16	37.54	0.19	81.67	106.34	32.63	26.63
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	21.000	22.000	17.200	0.00	5.00	1.38	95.72	0.20	15.33	95.19	21.04	15.33
UTBI	United Tennessee Bankshares	TN	NASDAQ	18.480	19.750	13.000	-2.74	-5.23	1.58	95.08	0.33	11.70	134.60	19.44	12.08
BAFI	BancAffiliated Inc.	TX	OTC BB	31.000	32.000	15.250	39.33	40.91	2.24	331.30	0.00	14.42	149.40	9.36	14.42
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	41.580	41.650	27.900	0.60	0.82	2.49	509.35	0.57	17.33	162.04	8.16	17.92
ETFS	East Texas Financial Services	TX	OTC BB	14.250	15.500	13.100	0.00	0.00	0.81	188.56	0.20	10.96	82.18	7.56	25.45
FBTX	Franklin Bank Corp.	TX	NASDAQ	16.850	20.700	16.510	-8.42	-13.59	0.30	106.07	0.00	58.10	145.76	15.89	70.21
HRGB	Heritage Bancshares	TX	OTC BB	25.770	25.950	12.900	0.08	1.66	-0.80	109.60	0.00	NM	161.26	23.51	NM
CFFC	Community Financial Corp.	VA	NASDAQ	20.500	24.700	14.250	-4.70	1.08	1.57	154.91	0.38	13.40	151.29	13.23	14.04
GAFC	Greater Atlantic Financial	VA	NASDAQ	7.650	8.310	6.850	4.08	-6.71	0.28	175.65	0.00	40.26	107.59	4.36	69.55
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	16.500	21.333	15.133	-7.82	-17.62	1.01	111.76	0.40	17.37	125.48	14.76	17.93
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	23.450	25.250	14.265	1.91	4.14	1.66	173.26	0.26	14.75	227.67	13.53	15.13
FBNW	FirstBank NW Corp.	WA	NASDAQ	25.900	31.050	24.650	-13.67	-14.94	2.32	239.41	0.60	11.83	107.60	10.82	11.83
HFWA	Heritage Financial Corp.	WA	NASDAQ	19.600	23.500	19.260	-8.67	-10.91	1.37	103.49	0.57	14.85	195.02	18.94	14.85
HRZB	Horizon Financial Corp.	WA	NASDAQ	17.210	19.390	14.170	-0.86	-8.16	1.23	82.54	0.49	14.34	163.90	20.85	14.84
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	15.600	17.050	15.220	-3.17	-2.49	NA	86.42	0.05	NA	105.12	18.05	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	19.490	21.830	16.650	-2.79	-8.67	1.07	103.75	0.55	18.21	145.77	18.79	NA
STSA	Sterling Financial Corp.	WA	NASDAQ	33.180	38.960	21.273	-4.35	-13.25	2.40	287.74	0.00	14.18	197.03	11.53	15.01
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	21.910	24.950	20.250	-4.53	-3.05	1.62	107.60	0.52	14.23	118.37	20.36	13.44
WFSL	Washington Federal Inc.	WA	NASDAQ	23.520	26.436	19.318	-7.40	-9.41	1.75	96.09	0.80	13.44	168.97	24.48	13.36
WM	Washington Mutual Inc.	WA	NYSE	40.120	46.980	36.830	-5.80	-8.71	3.88	325.36	1.53	9.31	169.86	12.33	12.19
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	25.340	27.100	22.300	2.18	-3.47	2.10	159.99	0.42	12.36	194.33	15.84	12.54
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.740	12.600	8.099	-2.98	-4.53	0.31	39.27	0.13	34.65	114.13	27.35	34.65
FTFC	First Federal Capital Corp	WI	NASDAQ	20.810	24.250	18.720	1.46	-7.43	1.66	166.84	0.56	12.54	164.38	12.47	12.54
AFBC	Advance Financial Bancorp	WV	NASDAQ	17.930	21.750	14.400	-2.55	-1.75	1.84	230.87	0.38	9.24	119.69	7.77	11.14
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	16.600	22.000	14.000	-6.48	-20.95	0.39	120.29	0.48	50.30	103.36	13.80	103.75

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			22.792	25.831	17.306	-2.24	-2.40	1.33	168.25	0.43	21.32	152.09	15.18	21.93
MEDIAN			20.980	24.400	16.260	-2.14	-3.49	1.26	155.29	0.40	16.67	139.06	14.21	17.43
HIGH			103.610	116.910	74.300	55.72	52.07	7.53	567.93	1.75	192.11	533.14	54.38	182.22
LOW			1.050	2.000	0.850	-23.46	-40.00	-7.64	18.23	0.00	5.52	34.31	1.95	5.52
AVERAGE FOR STATE														
IN			18.902	21.419	15.210	-1.36	-2.19	0.89	150.20	0.45	21.64	123.52	12.98	19.58
AVERAGE BY REGION														
MIDWEST			20.985	23.525	16.441	-0.82	-1.78	1.27	160.15	0.47	19.62	132.64	14.42	20.07
NEW ENGLAND			28.679	32.575	20.393	-4.16	-3.88	1.44	199.40	0.57	33.61	174.44	17.52	26.18
MID ATLANTIC			22.621	25.879	17.220	-3.99	-4.03	1.17	155.78	0.42	19.35	176.82	16.72	20.39
SOUTHEAST			19.203	22.084	14.917	-0.70	-1.69	1.04	141.04	0.34	25.20	146.46	14.91	28.19
SOUTHWEST			23.198	25.325	17.102	0.89	2.75	1.19	226.46	0.31	24.21	124.40	11.51	22.68
WEST			28.945	33.291	21.012	-5.98	-3.98	2.12	199.24	0.37	16.81	180.17	15.68	19.99
AVERAGE BY EXCHANGE														
NYSE			36.395	42.660	26.391	-7.08	-5.60	2.90	252.31	0.54	13.58	182.93	15.79	14.53
AMEX			24.986	27.834	17.788	-1.96	-1.43	1.30	186.33	0.47	36.64	157.46	13.94	33.32
NASDAQ			21.917	24.787	16.725	-2.10	-2.72	1.23	155.04	0.43	21.19	157.23	15.96	21.72
OTC			19.671	21.955	15.140	-0.20	1.84	1.10	182.14	0.28	17.51	118.33	11.89	18.78
Pink Sheets			22.067	25.389	18.534	-3.45	-5.99	1.34	191.49	0.52	21.10	105.96	12.38	30.18

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 3

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,559	15,257	15,197	0.32	0.35	3.34	3.71	07/01/99	OTC BB	626,132	12.84
SRNN	Southern Banc Co.	AL	109,021	18,689	18,685	0.66	0.55	3.93	3.25	10/05/95	OTC BB	961,498	16.11
SZB	SouthFirst Bancshares Inc.	AL	133,178	11,664	11,120	0.10	0.05	1.08	0.53	02/14/95	AMEX	718,897	11.62
FFBH	First Federal Bancshares of AR	AR	690,653	75,078	75,078	1.08	1.08	10.25	10.25	05/03/96	NASDAQ	5,340,086	97.48
HCBB	HCB Bancshares Inc.	AR	232,458	27,701	27,701	0.20	0.30	1.74	2.66	05/07/97	NASDAQ	1,447,013	26.18
PFSL	Pocahontas Bancorp Inc.	AR	745,854	53,048	36,567	0.77	0.61	10.80	8.60	04/01/98	NASDAQ	4,549,791	78.48
BYFC	Broadway Financial Corp.	CA	229,815	18,191	18,191	0.71	0.68	9.08	8.71	01/09/96	NASDAQ	1,832,507	24.70
CCBI	Commercial Capital Bancorp	CA	1,723,139	102,042	89,007	1.57	1.42	22.69	20.42	12/18/02	NASDAQ	29,956,365	544.61
DSL	Downey Financial Corp.	CA	13,525,129	924,557	921,407	0.70	0.63	9.00	8.14	01/01/71	NYSE	27,953,747	1366.38
FPTB	First PacTrust Bancorp Inc.	CA	650,734	80,049	80,049	0.74	0.74	5.02	5.02	08/23/02	NASDAQ	4,933,000	103.49
FED	FirstFed Financial Corp.	CA	5,173,025	452,177	445,348	1.38	1.38	15.23	15.23	12/16/83	NYSE	17,091,448	701.26
GDW	Golden West Financial	CA	86,604,771	6,243,859	6,243,859	1.46	1.41	20.16	19.48	05/29/59	NYSE	152,492,139	15799.71
HWFG	Harrington West Finl Grp Inc	CA	1,004,930	49,266	44,216	0.86	NA	16.93	NA	NA	NASDAQ	5,257,484	89.43
HTHR	Hawthorne Financial Corp.	CA	2,744,973	191,546	167,704	1.02	NA	14.97	NA	NA	NASDAQ	11,799,221	412.03
NDE	IndyMac Bancorp Inc.	CA	13,240,391	1,017,431	983,734	1.46	1.29	18.30	16.19	NA	NYSE	56,760,313	1828.06
PPBI	Pacific Premier Bancorp	CA	372,818	40,434	40,434	1.91	1.54	24.50	19.78	06/25/97	NASDAQ	5,255,072	57.86
PFB	PFF Bancorp Inc.	CA	3,677,694	317,771	316,481	1.29	1.26	14.09	13.70	03/29/96	NYSE	16,614,997	606.61
PROV	Provident Financial Holdings	CA	1,374,087	109,984	NA	1.24	1.24	14.82	14.82	06/28/96	NASDAQ	7,206,388	178.72
QCBC	Quaker City Bancorp Inc.	CA	1,755,062	143,102	142,778	1.36	1.36	16.08	16.08	12/30/93	NASDAQ	6,258,927	342.29
UPFC	United PanAm Financial Corp.	CA	1,670,716	103,327	103,327	0.99	0.93	13.75	12.93	04/24/98	NASDAQ	16,100,204	254.90
WES	Westcorp	CA	14,745,384	1,157,178	1,156,860	1.02	NA	16.26	NA	05/01/86	NYSE	51,798,704	2295.72
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	27.29
MTXC	Matrix Bancorp Inc.	CO	1,723,924	69,684	69,684	0.14	NA	3.37	NA	10/18/96	NASDAQ	6,518,981	74.38
NABC	NewAlliance Bancshares Inc.	CT	2,536,730	406,001	406,001	NA	NA	NA	NA	04/02/04	NASDAQ	NA	1569.68
NMIL	NewMil Bancorp Inc.	CT	704,042	52,306	43,606	1.11	1.11	14.38	14.34	02/01/86	NASDAQ	4,093,000	121.92
IFSB	Independence Federal Svgs Bank	DC	217,492	21,812	21,812	-0.35	-0.12	-3.82	-1.33	06/06/85	NASDAQ	1,552,519	32.45
WSFS	WSFS Financial Corp.	DE	2,239,669	198,427	NA	1.15	1.09	12.39	11.83	11/26/86	NASDAQ	7,362,000	358.75
BBX	BankAtlantic Bancorp Inc.	FL	4,750,483	429,577	341,357	1.31	1.24	14.52	13.72	11/29/83	NYSE	59,207,954	831.82
BKUNA	BankUnited Financial Corp.	FL	7,247,748	454,077	425,724	0.63	0.59	10.14	9.60	12/11/85	NASDAQ	29,890,300	762.34
FDT	Federal Trust Corp.	FL	468,198	26,457	26,457	0.64	0.59	10.79	9.87	12/12/97	AMEX	6,661,807	52.63
FFLC	FFLC Bancorp Inc.	FL	982,038	78,934	78,934	0.96	0.96	11.85	11.85	01/04/94	NASDAQ	5,397,554	149.15
FFFL	Fidelity Bankshares Inc.	FL	3,240,786	192,684	NA	0.63	0.67	10.21	10.85	05/15/01	NASDAQ	15,070,258	526.25
FCFL	First Community Bank Corp.	FL	180,437	20,184	19,756	0.89	0.89	8.98	8.98	NA	NASDAQ	1,993,194	43.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFBK	FloridaFirst Bancorp Inc.	FL	821,190	103,532	93,891	0.71	0.59	5.68	4.73	12/22/00	NASDAQ	5,381,763	145.97
HARB	Harbor Florida Bancshares Inc.	FL	2,541,218	273,189	NA	1.66	1.61	14.88	14.40	03/19/98	NASDAQ	23,780,000	665.84
EBDC	Ebank Financial Services Inc.	GA	111,566	6,359	6,359	-0.11	-0.27	-1.83	-4.64	04/01/98	OTC BB	2,074,723	2.18
NTBK	NetBank Inc.	GA	4,716,900	430,350	367,909	1.17	1.00	12.11	10.34	07/29/97	NASDAQ	47,584,770	534.75
FFSX	First Federal Bankshares Inc.	IA	633,251	72,325	53,579	0.88	0.88	7.89	7.87	04/14/99	NASDAQ	3,785,272	81.65
CASH	First Midwest Financial Inc.	IA	782,100	45,262	41,859	0.47	0.45	7.95	7.67	09/20/93	NASDAQ	2,508,067	56.34
HZFS	Horizon Financial Svcs Corp.	IA	93,096	11,020	11,020	1.40	1.30	12.34	11.43	06/30/94	OTC BB	771,571	12.27
FFFD	North Central Bancshares Inc.	IA	424,009	41,592	36,621	1.38	1.38	14.65	14.65	03/21/96	NASDAQ	1,604,780	58.83
AFBA	Allied First Bancorp Inc.	IL	129,565	10,090	10,090	0.47	0.47	5.04	5.01	12/31/01	OTC BB	558,350	9.49
CFSL	Chesterfield Financial Corp.	IL	362,388	74,119	73,635	0.62	0.62	3.08	3.08	05/02/01	NASDAQ	3,875,521	103.48
CFSB	Citizens First Financial Corp.	IL	349,515	32,992	32,992	0.46	0.46	5.00	4.96	05/01/96	NASDAQ	1,500,000	36.61
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	897,093	78,404	78,404	0.84	0.78	9.40	8.71	04/07/98	AMEX	4,592,671	123.27
FBTC	First BancTrust Corp.	IL	226,194	26,392	26,392	0.90	0.86	7.65	7.31	04/19/01	NASDAQ	1,250,225	33.13
FFBI	First Federal Bancshares Inc.	IL	328,730	41,393	39,590	0.88	0.58	6.26	4.13	09/28/00	NASDAQ	1,733,092	61.59
FSFF	First SecurityFed Financial	IL	494,411	85,884	85,831	1.71	1.71	10.24	10.24	10/31/97	NASDAQ	4,039,063	141.36
GTPS	Great American Bancorp	IL	157,770	17,776	17,291	0.82	0.82	7.68	7.68	06/30/95	NASDAQ	757,703	25.76
HMLK	Hemlock Federal Financial Corp	IL	318,774	22,343	21,029	0.52	0.35	7.61	5.05	04/02/97	NASDAQ	968,336	28.10
MAFB	MAF Bancorp Inc.	IL	9,077,753	914,864	639,326	1.23	1.18	12.91	12.41	01/12/90	NASDAQ	32,915,327	1376.52
MCPH	Midland Capital Holdings Corp.	IL	155,809	11,518	11,518	0.62	0.62	8.70	8.70	06/30/93	OTC BB	372,600	13.97
NBSI	North Bancshares Inc.	IL	133,746	13,494	13,494	0.28	0.24	2.71	2.34	12/21/93	NASDAQ	1,144,695	25.24
PFED	Park Bancorp Inc.	IL	266,063	29,540	29,540	0.85	0.78	7.61	6.95	08/12/96	NASDAQ	1,152,195	35.08
RFBK	Rantoul First Bank SB	IL	32,380	2,416	2,416	-1.94	-1.95	-23.15	-23.26	04/02/03	Pink Sheet	190,961	3.31
AMFC	AMB Financial Corp.	IN	145,965	12,520	12,520	0.78	0.80	9.72	9.89	04/01/96	NASDAQ	949,379	17.43
ASBI	Ameriana Bancorp	IN	402,453	38,874	38,156	0.53	-0.26	6.20	-3.05	03/02/87	NASDAQ	3,148,288	52.55
BRBI	Blue River Bancshares Inc.	IN	198,810	16,228	12,828	0.09	-0.04	0.79	-0.39	06/24/98	NASDAQ	3,406,150	21.46
CITZ	CFS Bancorp Inc.	IN	1,569,428	155,953	155,953	0.23	0.15	2.28	1.52	07/24/98	NASDAQ	12,200,015	174.01
CSFC	City Savings Financial Corp.	IN	146,422	11,598	11,598	1.13	0.93	14.24	11.70	12/28/01	OTC BB	555,450	15.14
FFWC	FFW Corp.	IN	242,967	23,246	22,271	1.01	1.00	10.23	10.15	04/05/93	NASDAQ	1,300,229	28.62
FFED	Fidelity Federal Bancorp	IN	175,390	13,367	13,367	0.14	-0.01	1.69	-0.12	08/31/87	NASDAQ	9,618,658	17.51
FBEI	First Bancorp of Indiana Inc.	IN	211,901	30,145	28,082	0.76	0.74	4.82	4.69	04/07/99	NASDAQ	1,610,017	32.78
FCAP	First Capital Inc.	IN	409,138	43,895	37,900	0.93	0.90	8.70	8.47	01/04/99	NASDAQ	2,843,763	66.23
HFSK	HFS Bank FSB	IN	228,079	19,616	19,616	0.74	0.70	8.86	8.35	NA	Pink Sheet	1,866,200	20.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HBBI	Home Building Bancorp	IN	51,405	6,722	6,722	0.83	0.83	6.01	6.01	02/08/95	OTC BB	262,858	6.30
HWEN	Home Financial Bancorp	IN	60,656	6,921	6,921	0.60	0.60	5.50	5.49	07/02/96	NASDAQ	1,356,050	8.07
LNCB	Lincoln Bancorp	IN	580,357	80,357	78,182	0.61	0.63	4.41	4.54	12/30/98	NASDAQ	4,418,391	82.62
LOGN	Logansport Financial Corp.	IN	153,868	16,634	16,634	0.90	0.79	8.58	7.60	06/14/95	NASDAQ	876,193	18.40
LSBI	LSB Financial Corp.	IN	319,272	27,727	27,727	0.94	0.94	11.03	11.03	02/03/95	NASDAQ	1,356,200	33.77
MFBC	MFB Corp.	IN	426,534	35,366	35,366	0.50	0.50	6.30	6.30	03/25/94	NASDAQ	1,329,060	40.56
MFSF	MutualFirst Financial Inc.	IN	809,475	96,762	95,857	0.98	0.98	8.29	8.29	12/30/99	NASDAQ	5,199,725	119.07
NEIB	Northeast Indiana Bancorp	IN	222,456	27,326	27,326	0.83	0.82	6.90	6.81	06/28/95	NASDAQ	1,488,914	31.42
NWIN	NorthWest Indiana Bancorp	IN	525,603	42,494	42,494	1.18	1.16	14.51	14.18	NA	OTC BB	2,765,000	88.20
PFDC	Peoples Bancorp	IN	501,234	63,929	61,025	1.11	1.11	8.74	8.75	07/07/87	NASDAQ	3,395,038	84.80
PBNC	PFS Bancorp Inc.	IN	118,273	26,922	26,922	0.70	0.71	3.09	3.16	10/12/01	NASDAQ	1,473,728	29.62
RIVR	River Valley Bancorp	IN	255,076	22,855	22,824	1.11	1.11	12.22	12.20	12/20/96	NASDAQ	1,646,680	35.68
SOBI	Sobieski Bancorp Inc.	IN	110,944	5,337	5,337	-4.04	-4.08	-57.20	-57.79	03/31/95	NASDAQ	677,732	4.88
UCBC	Union Community Bancorp	IN	261,577	35,530	32,739	0.86	0.86	6.45	6.45	12/29/97	NASDAQ	2,100,000	36.06
FFSL	First Independence Corp.	KS	159,664	15,297	15,297	0.73	0.73	7.72	7.72	10/08/93	Pink Sheet	919,916	15.96
CKFB	CKF Bancorp Inc.	KY	147,290	15,193	14,093	1.09	NA	10.69	NA	01/04/95	NASDAQ	1,470,374	23.50
CFBC	Community First Bancorp Inc.	KY	42,541	4,209	4,209	0.03	0.03	0.32	0.32	06/27/03	OTC BB	277,725	4.58
FKKY	Frankfort First Bancorp Inc.	KY	138,855	17,737	17,737	0.77	0.77	5.88	5.88	07/10/95	NASDAQ	1,261,522	30.29
HFFB	Harrodsburg First Fin Bancorp	KY	173,845	21,287	20,690	0.70	0.69	5.53	5.44	10/04/95	NASDAQ	1,222,978	24.57
HFBC	HopFed Bancorp Inc.	KY	531,465	47,238	41,416	0.72	0.63	7.40	6.53	02/09/98	NASDAQ	3,630,396	61.83
FPBF	FPB Financial Corp.	LA	89,125	6,902	6,902	0.62	0.62	7.09	7.09	07/01/99	OTC BB	277,119	6.37
GLBP	Globe Bancorp Inc.	LA	31,941	5,550	5,550	0.48	0.48	2.83	2.83	07/10/01	OTC BB	273,800	4.52
GSLA	GS Financial Corp.	LA	214,714	29,308	29,308	0.32	-0.09	2.17	-0.64	04/01/97	NASDAQ	1,304,780	23.67
TSH	Teche Holding Co.	LA	579,021	58,613	58,613	1.18	1.17	10.98	10.91	04/19/95	AMEX	2,263,000	79.09
ABBK	Abington Bancorp Inc.	MA	815,079	58,621	48,688	0.34	0.35	5.31	5.56	06/10/86	NASDAQ	4,020,000	137.32
BHL	Berkshire Hills Bancorp Inc.	MA	1,218,717	123,175	112,942	0.80	0.66	7.28	6.00	06/28/00	AMEX	5,903,082	202.43
BFD	BostonFed Bancorp Inc.	MA	1,694,978	94,649	77,113	0.21	0.20	3.51	3.32	10/24/95	AMEX	4,491,796	148.01
BRKL	Brookline Bancorp Inc.	MA	1,591,208	596,153	596,153	1.31	1.20	3.18	2.92	07/10/02	NASDAQ	58,939,957	865.24
CEBK	Central Bancorp Inc.	MA	478,177	43,091	40,859	0.47	0.47	5.55	5.50	10/24/86	NASDAQ	1,664,957	61.39
FCB	Falmouth Bancorp Inc.	MA	158,109	17,856	17,856	0.14	0.28	1.23	2.52	03/28/96	AMEX	916,727	33.46
FAB	FIRSTFED AMERICA BANCORP INC.	MA	2,556,439	219,497	167,497	0.90	0.72	11.37	9.08	01/15/97	AMEX	18,790,145	470.53
HIFS	Hingham Instit. for Savings	MA	489,447	42,204	42,204	1.40	1.39	16.22	16.09	12/20/88	NASDAQ	2,080,250	87.37
LSBX	LSB Corp.	MA	482,029	55,629	55,629	0.97	0.66	8.12	5.49	05/02/86	NASDAQ	4,293,142	72.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MASB	MASSBANK Corp.	MA	1,010,249	110,927	109,837	0.78	0.75	7.08	6.80	05/28/86	NASDAQ	4,407,453	158.84
MFLR	Mayflower Co-operative Bank	MA	208,607	17,854	17,758	0.98	0.91	11.75	11.01	12/23/87	NASDAQ	2,046,246	35.83
MYST	Mystic Financial Inc.	MA	428,417	27,706	27,706	0.37	0.30	6.12	4.84	01/09/98	NASDAQ	1,564,294	50.54
SCFS	Seacoast Financial Services	MA	4,452,865	396,686	277,066	0.91	NA	10.39	NA	11/20/98	NASDAQ	25,921,930	832.09
WRO	Woronoco Bancorp Inc.	MA	825,458	81,386	79,563	0.83	0.91	8.32	9.15	03/19/99	AMEX	3,673,393	124.16
ABKD	American Bank Holdings Inc.	MD	236,887	14,311	14,311	0.51	0.55	7.40	7.92	NA	OTC BB	1,883,574	15.48
BUCS	BUCS Financial Corp	MD	118,319	9,998	9,533	0.41	0.40	4.71	4.68	03/15/01	OTC BB	401,044	10.67
SVBI	Severn Bancorp Inc.	MD	540,471	52,970	52,636	2.23	2.23	23.16	23.16	NA	NASDAQ	4,159,092	126.69
WSB	Washington Savings Bank FSB	MD	409,354	43,426	43,426	1.98	1.92	19.69	19.02	08/03/88	AMEX	7,117,418	68.00
NBN	Northeast Bancorp	ME	496,973	36,365	35,506	0.81	0.73	10.40	9.34	08/19/87	AMEX	2,517,341	49.65
CTZN	Citizens First Bancorp Inc.	MI	1,094,260	158,187	158,187	1.15	1.16	8.06	8.08	03/07/01	NASDAQ	8,320,244	203.18
FBC	Flagstar Bancorp Inc.	MI	12,185,697	672,098	672,098	2.34	2.34	42.21	42.21	04/30/97	NYSE	60,832,000	1309.71
MCBF	Monarch Community Bancorp Inc	MI	203,123	37,430	37,430	0.32	0.32	1.79	1.79	08/30/02	NASDAQ	2,399,550	33.95
STBI	Sturgis Bancorp	MI	287,338	29,158	23,933	0.89	NA	9.30	NA	11/10/88	NASDAQ	2,808,535	37.98
FFHH	FSF Financial Corp.	MN	520,106	52,352	47,490	1.03	1.03	11.11	11.11	10/07/94	NASDAQ	2,381,398	66.97
HMNF	HMN Financial Inc.	MN	899,725	82,148	77,928	1.14	1.09	11.54	10.99	06/30/94	NASDAQ	4,507,280	118.99
WEFC	Wells Financial Corp.	MN	223,805	27,868	27,868	1.58	1.58	13.30	13.30	04/11/95	NASDAQ	1,153,827	33.05
CCFC	CCSB Financial Corp.	MO	82,590	15,025	15,025	0.18	0.18	1.08	1.08	01/09/03	OTC BB	978,650	13.70
FBSI	First Bancshares Inc.	MO	274,302	27,452	26,937	0.87	0.83	8.86	8.47	12/22/93	NASDAQ	1,666,872	33.90
NASB	NASB Financial Inc.	MO	1,217,396	126,137	122,891	2.19	2.17	20.25	20.11	09/27/85	NASDAQ	8,455,442	346.67
PULB	Pulaski Financial Corp.	MO	439,497	37,012	37,012	1.33	1.28	16.01	15.42	12/03/98	NASDAQ	5,356,000	98.10
SMBC	Southern Missouri Bancorp Inc.	MO	301,212	26,527	23,605	0.99	0.99	11.05	11.05	04/13/94	NASDAQ	2,300,568	37.04
CSBC	Citizens South Banking Corp.	NC	494,680	85,434	77,762	0.64	0.47	3.45	2.52	10/01/02	NASDAQ	8,431,384	110.96
CDLC	Coddle Creek Financial Corp.	NC	137,662	21,917	21,917	0.78	0.78	5.14	5.14	12/31/97	Pink Sheet	692,124	23.88
KSAV	KS Bancorp Inc.	NC	201,516	18,577	18,577	0.72	0.71	7.74	7.57	12/30/93	OTC BB	1,197,029	25.14
MTUC	Mutual Community Savings Bank	NC	94,374	7,382	7,382	-0.43	-0.47	-5.02	-5.49	06/29/93	OTC BB	363,719	3.82
SSFC	South Street Financial Corp.	NC	220,154	25,647	25,647	0.56	0.56	4.92	4.92	10/03/96	NASDAQ	3,079,867	29.87
CFB	Commercial Federal Corp.	NE	12,188,859	755,353	575,804	0.70	0.56	12.01	9.66	12/31/84	NYSE	41,498,575	1024.44
TONE	TierOne Corp.	NE	2,207,868	295,089	295,089	1.13	1.13	7.04	7.04	10/02/02	NASDAQ	18,060,061	426.67
NHTB	New Hampshire Thrift Bncshrs	NH	526,246	39,125	26,985	1.15	1.12	15.83	15.42	05/22/86	NASDAQ	2,008,690	61.49
FNSW	Farnsworth Bancorp Inc.	NJ	92,224	6,593	6,593	0.65	0.52	8.84	7.07	09/30/98	OTC BB	519,637	8.83
FSLA	First Sentinel Bancorp Inc.	NJ	2,176,450	235,342	231,822	0.78	0.84	8.24	8.80	04/09/98	NASDAQ	27,290,078	565.72
FMCO	FMS Financial Corp.	NJ	1,225,557	62,830	59,522	0.49	0.45	9.54	8.77	12/14/88	NASDAQ	6,485,877	116.83

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OCFC	OceanFirst Financial Corp.	NJ	1,717,409	134,662	133,179	1.14	1.11	14.84	14.49	07/03/96	NASDAQ	13,350,999	296.17
PBCI	Pamrapo Bancorp Inc.	NJ	638,849	52,230	52,230	1.24	1.24	15.58	15.58	11/14/89	NASDAQ	4,974,313	125.10
PFSB	PennFed Financial Services Inc	NJ	1,791,986	120,764	118,496	0.69	0.74	10.39	11.22	07/15/94	NASDAQ	6,872,601	214.00
PFS	Provident Financial Services	NJ	4,258,273	823,202	NA	0.85	0.85	4.20	4.22	01/16/03	NYSE	60,149,600	1074.27
SYNF	Synergy Finl Group Inc.	NJ	591,287	39,261	38,522	0.55	0.53	7.13	6.88	01/21/04	NASDAQ	12,450,985	124.26
AABC	Access Anytime Bancorp Inc.	NM	205,427	15,366	13,788	0.65	0.64	8.50	8.46	08/08/86	NASDAQ	1,349,070	18.80
GUPB	GFSB Bancorp Inc.	NM	239,521	18,170	18,170	0.69	0.69	8.98	8.98	06/30/95	NASDAQ	1,146,270	25.79
AF	Astoria Financial Corp.	NY	22,650,662	1,441,691	1,256,540	0.85	0.83	13.29	12.96	11/18/93	NYSE	78,231,048	2745.91
ALFC	Atlantic Liberty Financial	NY	160,807	26,243	26,243	0.94	0.94	5.33	5.33	10/23/02	NASDAQ	1,710,984	29.09
CNY	Carver Bancorp Inc.	NY	529,571	43,299	43,281	0.94	0.94	11.62	11.58	10/25/94	AMEX	2,284,390	52.81
DCOM	Dime Community Bancshares Inc.	NY	3,372,951	275,848	219,543	1.62	1.57	18.07	17.48	06/26/96	NASDAQ	37,409,181	710.77
ESBK	Elmira Savings Bank	NY	294,707	22,393	NA	0.86	0.74	11.37	9.70	03/01/85	NASDAQ	1,022,500	32.57
FNFG	First Niagara Finl Group	NY	4,979,890	938,023	589,133	1.05	1.09	5.27	5.48	01/21/03	NASDAQ	84,700,000	1096.02
FFIC	Flushing Financial Corp.	NY	1,994,466	154,683	150,778	1.16	NA	15.42	NA	11/21/95	NASDAQ	19,374,446	341.22
GPT	GreenPoint Financial Corp.	NY	23,843,000	1,948,000	1,553,000	2.02	2.01	24.61	24.50	01/28/94	NYSE	131,722,000	5091.06
HRBT	Hudson River Bancorp	NY	2,618,830	287,777	217,492	1.25	1.25	11.81	11.80	07/01/98	NASDAQ	30,331,438	558.47
ICBC	Independence Comm. Bank Corp.	NY	9,974,910	1,044,475	859,267	1.56	NA	14.79	NA	03/17/98	NASDAQ	54,739,776	3122.46
NYB	New York Community Bancorp	NY	26,494,456	3,396,536	1,357,651	2.20	2.02	18.86	17.30	11/23/93	NYSE	270,889,752	7105.44
PBCP	Provident Bancorp Inc.	NY	1,713,940	348,086	275,516	0.69	0.86	5.35	6.68	01/15/04	NASDAQ	39,619,261	439.38
SFFS	Sound Federal Bancorp Inc.	NY	882,942	132,091	118,121	0.91	0.91	5.61	5.61	01/07/03	NASDAQ	12,803,133	176.43
TRST	TrustCo Bank Corp NY	NY	2,900,855	234,216	233,663	1.98	1.71	24.25	20.95	NA	NASDAQ	74,322,000	959.50
WSBI	Warwick Community Bancorp	NY	759,996	73,834	71,432	0.82	0.78	8.50	8.15	12/23/97	NASDAQ	4,495,724	144.54
ASBP	ASB Financial Corp.	OH	160,151	17,008	17,008	1.35	1.26	12.69	11.84	05/11/95	NASDAQ	1,663,670	42.42
CAFI	Camco Financial Corp.	OH	1,039,151	92,543	89,590	0.65	0.60	7.17	6.60	NA	NASDAQ	7,332,423	114.46
GCFC	Central Federal Corp.	OH	114,158	19,608	19,608	-1.40	NA	-7.59	NA	12/30/98	NASDAQ	2,026,000	26.76
CIBI	Community Investors Bancorp	OH	120,999	13,228	13,228	0.78	0.78	7.33	7.33	02/07/95	NASDAQ	1,090,050	16.51
FFDF	FFD Financial Corp.	OH	138,418	17,078	17,078	0.70	0.70	5.61	5.61	04/03/96	NASDAQ	1,205,264	18.35
FDEF	First Defiance Financial	OH	1,037,100	127,230	107,928	1.17	1.10	9.67	9.12	10/02/95	NASDAQ	6,401,000	161.69
FFBZ	First Federal Bancorp Inc.	OH	250,500	22,695	22,695	0.76	0.85	8.17	9.09	07/13/92	NASDAQ	3,286,201	29.54
FFHS	First Franklin Corp.	OH	273,402	23,814	23,814	0.52	0.40	6.05	4.68	01/26/88	NASDAQ	1,642,558	30.26
FNFI	First Niles Financial Inc.	OH	99,182	16,424	16,424	1.05	0.90	6.19	5.30	10/27/98	NASDAQ	1,379,000	24.82
FPFC	First Place Financial Corp.	OH	1,654,436	190,399	167,325	1.09	1.06	9.55	9.26	01/04/99	NASDAQ	13,238,000	236.83
HCFC	Home City Financial Corp.	OH	151,784	11,907	11,596	0.43	0.42	5.55	5.46	12/30/96	NASDAQ	794,400	14.43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HLFC	Home Loan Financial Corp.	OH	149,635	22,205	22,205	1.29	1.29	8.70	8.70	03/26/98	NASDAQ	1,673,570	33.83
IDVB	Indian Village Bancorp Inc.	OH	98,216	8,403	8,403	0.42	NA	4.90	NA	07/02/99	Pink Sheet	392,270	6.69
LWFH	Lawrence Financial Holdings	OH	124,915	14,177	14,177	0.32	0.27	3.03	2.51	12/29/00	OTC BB	650,110	13.91
NLVS	Northern Savings & Loan Co.	OH	319,154	41,661	41,661	0.68	0.85	5.26	6.56	NA	OTC BB	2,338,268	47.96
PCBI	Peoples Community Bancorp Inc.	OH	822,548	47,845	42,317	0.53	0.45	7.83	6.63	03/30/00	NASDAQ	2,522,088	52.91
POHF	Peoples Ohio Financial	OH	192,536	24,504	24,504	1.01	1.01	8.68	8.70	12/18/89	OTC BB	7,409,425	30.90
PSFC	Peoples-Sidney Financial Corp.	OH	136,465	17,259	17,259	0.64	0.64	5.22	5.22	04/28/97	NASDAQ	1,432,648	24.21
PFOH	Perpetual Federal Savings Bank	OH	305,108	50,607	50,607	1.48	1.48	9.21	9.21	04/19/91	OTC BB	2,467,598	61.07
PVFC	PVF Capital Corp.	OH	687,402	61,539	61,539	1.20	1.20	14.34	14.34	12/30/92	NASDAQ	6,383,848	89.04
UCFC	United Community Finl Corp.	OH	2,083,335	242,809	205,686	1.17	1.14	8.46	8.22	07/09/98	NASDAQ	31,133,557	407.23
WAYN	Wayne Savings Bancshares	OH	371,964	44,352	44,352	0.75	0.75	6.52	6.52	01/09/03	NASDAQ	3,907,318	65.99
WOFC	Western Ohio Financial Corp.	OH	399,540	44,357	44,357	0.70	0.66	5.72	5.42	07/29/94	NASDAQ	1,779,823	61.08
WFI	Winton Financial Corp.	OH	548,743	45,738	45,672	0.90	0.86	10.95	10.52	08/04/88	AMEX	4,600,938	67.63
ESBF	ESB Financial Corp.	PA	1,365,780	96,871	89,271	0.63	0.57	8.75	7.88	06/13/90	NASDAQ	10,785,399	153.04
FSBI	Fidelity Bancorp Inc.	PA	629,353	42,034	39,151	0.70	0.62	10.48	9.30	06/24/88	NASDAQ	2,431,550	55.90
FKFS	First Keystone Financial	PA	555,974	31,436	31,436	0.50	0.38	8.32	6.34	01/26/95	NASDAQ	1,890,897	52.58
GAF	GA Financial Inc.	PA	890,274	95,742	95,742	0.74	0.65	6.82	5.96	03/26/96	AMEX	4,979,227	178.40
HARL	Harleysville Savings Financial	PA	693,888	42,518	42,518	0.70	0.66	11.52	10.79	08/04/87	NASDAQ	2,286,138	67.14
KNBT	KNBT Bancorp Inc.	PA	1,940,801	389,080	342,672	-0.46	0.68	-3.58	5.34	11/03/03	NASDAQ	29,479,275	488.78
LARL	Laurel Capital Group Inc.	PA	302,725	27,145	23,286	0.64	0.63	7.10	7.07	02/20/87	NASDAQ	1,879,354	40.64
NTNY	Nittany Financial Corp.	PA	248,587	14,827	13,064	0.75	0.74	12.89	12.74	10/26/98	OTC BB	1,924,752	38.50
NEPF	Northeast PA Financial Corp.	PA	877,817	58,802	47,233	-0.38	-0.38	-5.19	-5.26	04/01/98	NASDAQ	4,181,800	74.35
PVSA	Parkvale Financial Corp.	PA	1,608,618	104,408	93,165	0.63	0.57	10.13	9.03	07/16/87	NASDAQ	5,613,000	156.43
PHSB	PHSB Financial Corp.	PA	341,682	47,289	47,289	0.86	0.43	6.25	3.14	12/21/01	NASDAQ	2,903,353	62.10
RSVB	Reserve Bancorp Inc.	PA	72,000	12,327	12,327	1.06	1.03	5.90	5.73	04/08/02	OTC BB	711,950	12.82
SOV	Sovereign Bancorp Inc.	PA	47,043,215	3,915,626	2,361,235	1.00	0.94	13.46	12.59	08/12/86	NYSE	309,047,000	6134.58
THRD	TF Financial Corp.	PA	606,752	55,480	50,788	-0.86	-0.88	-9.58	-9.81	07/13/94	NASDAQ	2,815,634	79.01
WYPT	Waypoint Financial Corp.	PA	5,371,728	417,860	396,532	0.66	NA	8.70	NA	10/12/00	NASDAQ	33,358,789	862.66
WGBC	Willow Grove Bncp Inc.	PA	836,726	109,883	108,904	0.83	0.66	5.88	4.64	04/04/02	NASDAQ	10,215,342	167.92
WVFC	WVS Financial Corp.	PA	417,305	30,444	30,444	0.70	0.70	8.87	8.87	11/29/93	NASDAQ	2,545,905	48.27
CFCP	Coastal Financial Corp.	SC	1,225,338	76,289	76,289	1.04	1.04	16.21	16.16	09/26/90	NASDAQ	14,259,852	227.87
DFBS	DutchFork Bancshares Inc.	SC	225,585	32,385	32,385	1.58	0.65	11.87	4.87	07/06/00	NASDAQ	1,127,841	43.64
FFCH	First Financial Holdings Inc.	SC	2,455,616	169,832	147,531	1.07	1.01	15.24	14.48	11/10/83	NASDAQ	12,550,000	362.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PEDE	Great Pee Dee Bancorp Inc.	SC	157,079	26,382	25,241	0.79	0.87	4.46	4.94	12/31/97	NASDAQ	1,767,755	27.20
SFDL	Security Federal Corp.	SC	527,834	31,564	31,564	0.75	0.75	11.41	11.41	10/30/87	OTC BB	2,516,035	55.73
HFFC	HF Financial Corp.	SD	788,538	51,081	46,130	0.59	0.58	9.23	9.02	04/08/92	NASDAQ	3,573,895	59.30
JFBI	Jefferson Bancshares Inc.	TN	314,799	96,589	96,589	0.39	1.24	2.08	6.53	07/02/03	NASDAQ	8,385,517	102.72
SFBK	SFB Bancorp Inc.	TN	56,934	12,585	12,585	1.37	1.37	6.11	6.11	05/30/97	Pink Sheet	570,522	11.98
UTBI	United Tennessee Bankshares	TN	116,982	16,893	16,100	1.77	1.71	12.45	12.03	01/05/98	NASDAQ	1,230,379	22.74
BAFI	BancAffiliated Inc.	TX	92,252	5,777	5,777	0.84	0.84	11.07	11.07	06/01/01	OTC BB	278,454	8.63
CBSA	Coastal Bancorp Inc.	TX	2,698,359	139,786	118,357	0.53	0.51	9.87	9.55	03/25/92	NASDAQ	5,297,692	220.28
ETFS	East Texas Financial Services	TX	220,945	20,313	18,143	0.42	0.30	4.66	3.37	01/10/95	OTC BB	1,171,724	16.70
FBTX	Franklin Bank Corp.	TX	2,251,300	245,438	188,419	0.28	0.23	2.92	2.41	NA	NASDAQ	21,225,263	357.65
HRGB	Heritage Bancshares	TX	51,867	7,564	7,564	-0.74	-0.74	-6.10	-6.10	02/26/02	OTC BB	473,248	12.20
CFFC	Community Financial Corp.	VA	321,420	28,109	28,076	1.09	1.03	11.93	11.35	03/30/88	NASDAQ	2,074,847	42.57
GAFC	Greater Atlantic Financial	VA	529,134	21,413	20,129	0.17	0.13	4.02	2.98	06/25/99	NASDAQ	3,012,434	23.05
EVRT	EverTrust Financial Group Inc.	WA	770,072	90,579	90,579	0.96	0.93	7.63	7.36	10/04/99	NASDAQ	6,890,160	113.69
FMSB	First Mutual Bancshares Inc.	WA	909,322	54,045	54,045	1.03	1.00	17.44	16.98	12/17/85	NASDAQ	5,248,317	123.07
FBNW	FirstBank NW Corp.	WA	685,267	68,910	46,125	0.90	0.90	9.48	9.48	07/02/97	NASDAQ	2,862,331	73.40
HFWA	Heritage Financial Corp.	WA	640,920	62,232	55,592	1.49	1.49	13.03	13.03	01/09/98	NASDAQ	6,192,996	124.81
HRZB	Horizon Financial Corp.	WA	858,876	109,307	108,762	1.55	1.50	11.93	11.52	08/01/86	NASDAQ	10,405,331	179.08
RPFG	Rainier Pacific Finl Group Inc	WA	729,632	115,696	115,461	-0.37	-0.40	-3.28	-3.53	10/21/03	NASDAQ	8,442,840	131.71
RVSB	Riverview Bancorp Inc.	WA	514,041	63,815	53,722	1.08	1.40	8.39	10.91	10/01/97	NASDAQ	4,954,479	96.56
STSA	Sterling Financial Corp.	WA	4,276,906	250,348	202,392	0.88	0.84	14.41	13.64	06/30/83	NASDAQ	14,863,917	673.39
TSBK	Timberland Bancorp Inc.	WA	458,179	78,840	78,840	1.39	1.47	7.97	8.43	01/13/98	NASDAQ	4,258,180	93.30
WFSL	Washington Federal Inc.	WA	7,543,092	1,092,340	1,032,727	1.85	1.84	13.58	13.52	11/17/82	NASDAQ	78,498,545	1846.29
WM	Washington Mutual Inc.	WA	280,768,000	20,383,000	13,951,000	1.40	1.07	19.19	14.69	03/11/83	NYSE	862,953,000	34621.67
ABCW	Anchor BanCorp Wisconsin	WI	3,665,544	298,640	277,292	1.35	1.33	16.38	16.13	07/16/92	NASDAQ	22,910,440	581.12
BKMU	Bank Mutual Corp.	WI	3,093,989	741,392	683,915	0.79	0.79	4.74	4.73	10/30/03	NASDAQ	78,783,849	846.14
FTFC	First Federal Capital Corp	WI	3,743,097	284,097	193,197	1.08	1.08	14.09	14.09	11/02/89	NASDAQ	22,435,114	466.87
AFBC	Advance Financial Bancorp	WV	322,839	20,953	14,633	0.79	0.70	12.38	10.94	01/02/97	NASDAQ	1,398,373	25.07
CRZY	Crazy Woman Creek Bancorp	WY	78,942	10,538	10,320	0.39	0.18	2.26	1.05	03/29/96	Pink Sheet	656,282	10.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF APRIL 26, 2004

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		3,404,179	283,852	225,026	1.28	1.07	15.73	13.12			16,990,172	524.41
MEDIAN		496,973	44,352	42,204	1	1	9	8			3,217,244.50	65.99
HIGH		280,768,000	20,383,000	13,951,000	2.34	2.34	42.21	42.21			862,953,000	34,621.67
LOW		31,941	2,416	2,416	-4.04	-4.08	-57.20	-57.79			190,961	2.18
AVERAGE FOR STATE												
IN		338,637	35,847	34,932	0.64	0.56	6.03	5.33			2,743,488	44.42
AVERAGE BY REGION												
MIDWEST		868,016	81,981	73,191	1.13	1.08	12.25	11.69			5,866,048	119.55
NEW ENGLAND		1,148,543	134,402	121,276	0.83	0.55	7.36	4.88			8,666,612	282.35
MID ATLANTIC		3,983,249	384,235	269,274	1.25	1.09	13.91	12.12			30,984,233	748.17
SOUTHEAST		1,108,828	93,338	75,239	0.95	0.90	11.22	10.57			8,797,332	163.96
SOUTHWEST		660,920	49,289	42,966	0.46	0.39	6.57	5.67			3,267,777	67.34
WEST		15,960,374	1,190,922	984,006	1.37	1.10	18.36	14.72			50,648,680	2,239.52
AVERAGE BY EXCHANGE												
NYSE		38,076,603	2,925,204	2,295,455	1.38	1.15	18.35	15.36			146,482,818	5,502.44
AMEX		814,722	69,734	63,799	0.79	0.71	9.11	8.26			4,965,059	118.69
NASDAQ		1,145,754	118,088	103,450	1.00	0.82	10.06	8.18			9,571,768	212.08
OTC		165,420	15,915	15,755	0.72	0.71	7.37	7.21			1,252,216	20.29
Pink Sheets		121,721	13,572	13,548	0.68	0.60	5.91	5.22			720,112	14.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 4

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF APRIL 23, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	11.730	14.000	11.000	NA	NA	NA	NA	0.00	NA	NA	NA	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	20.000	23.950	14.550	-8.05	4.44	11.97	88.25	0.00	57.14	167.08	22.66	64.52
PBCT	People's Bank (MHC)	CT	NASDAQ	42.890	50.600	25.850	-0.21	12.37	18.56	170.98	1.61	16.00	231.09	25.08	46.12
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	36.020	41.000	25.720	-5.38	-9.59	12.81	52.67	1.00	156.61	281.19	68.39	200.11
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	14.950	17.250	9.700	-6.74	-6.57	6.01	27.77	0.59	48.23	248.75	53.84	48.23
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.100	27.500	17.950	-12.83	-12.00	14.16	99.62	0.00	42.78	163.14	23.19	39.15
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	18.500	20.000	13.000	-2.63	11.38	NA	NA	0.30	61.67	NA	NA	NA
MSVB	*Mid-Southern* Savings Bank(MHC)	IN	OTC BB	26.500	29.750	15.500	-4.85	10.42	9.86	103.80	0.50	46.49	268.76	25.53	46.49
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.180	39.577	27.760	-7.11	-13.77	13.45	114.23	2.28	87.32	246.69	29.05	87.32
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	21.150	23.250	13.000	-6.00	-0.24	12.49	69.25	0.22	25.79	169.34	30.54	25.79
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	27.350	32.400	18.800	-12.48	-11.20	14.97	184.10	0.00	24.20	182.70	14.86	25.32
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	35.050	38.000	27.250	-5.27	-5.27	18.07	160.15	0.20	53.11	193.97	21.89	58.42
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	21.800	25.500	15.900	-12.52	-11.38	12.50	75.57	0.20	60.56	174.40	28.85	66.06
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	17.959	22.680	13.520	-8.24	-3.39	7.51	111.93	0.50	99.77	239.13	16.04	NA
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	21.000	25.000	15.100	-11.58	-12.86	13.24	135.10	0.50	28.77	158.61	15.54	34.43
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	28.000	30.500	18.250	-1.75	-1.72	14.61	147.81	0.80	58.33	191.65	18.94	87.50
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	38.000	45.000	24.000	-1.30	0.66	20.70	170.14	0.64	24.84	183.57	22.33	26.57
ASFE	AF Financial Group (MHC)	NC	OTC BB	19.400	23.000	14.500	-4.67	-15.65	11.80	182.82	0.20	NM	164.41	10.61	NM
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	24.000	26.500	16.850	0.00	4.35	13.73	74.61	0.56	25.81	174.80	32.17	27.59
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	16.000	20.000	12.500	-6.43	-7.25	6.79	71.07	0.00	NA	235.64	22.51	NA
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	12.220	14.250	11.710	-9.55	NA	NA	NA	0.00	NA	NA	NA	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	34.100	40.380	22.530	-8.85	-14.32	7.66	94.51	0.62	30.18	445.17	36.08	32.48
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	38.500	40.500	20.250	28.33	42.59	17.20	205.61	0.00	29.84	223.84	18.72	29.84
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	11.500	13.750	10.000	NA	NA	NA	NA	0.00	NA	NA	NA	NA
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	44.000	45.000	28.000	1.73	25.71	21.66	122.67	0.70	74.58	203.14	35.87	74.58
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	10.300	16.000	9.250	-13.81	-19.22	6.75	61.76	0.00	NA	152.59	16.68	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.000	14.000	9.700	-5.45	-3.35	7.82	41.61	0.26	41.94	166.24	31.24	46.43
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	31.500	36.000	20.800	-10.00	-10.26	14.65	133.07	0.76	26.69	215.02	23.67	26.92
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	13.110	18.600	13.030	-11.08	-8.92	6.83	56.04	0.37	34.50	191.95	23.39	38.56
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	28.490	41.490	17.350	-15.23	-24.17	12.65	92.71	0.39	29.07	225.22	30.73	28.78
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	18.700	20.999	13.685	0.75	-5.79	8.96	114.28	0.40	27.91	208.71	16.36	32.81
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	28.500	36.000	19.000	-13.37	-9.50	8.55	61.12	0.29	79.17	333.33	46.63	60.64

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF APRIL 23, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.150	13.750	10.900	-18.85	-15.34	NA	NA	0.05	NA	NA	NA	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	11.050	12.350	10.500	NA	NA	NA	NA	0.00	NA	NA	NA	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	34.000	34.500	20.000	0.00	0.00	15.65	68.56	1.13	54.84	217.25	49.59	54.84
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	35.000	40.500	22.350	-9.79	-1.69	10.21	108.79	0.36	55.56	342.80	32.17	56.45
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	21.960	26.670	15.150	-11.27	0.46	10.51	121.03	0.40	22.18	208.94	18.14	24.13
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	16.790	18.880	12.000	-0.94	-0.89	7.40	49.56	0.25	209.88	226.89	33.88	209.88
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	12.750	13.500	11.250	NA	NA	NA	NA	0.00	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			23.672	27.502	16.619	-6.15	-3.29	12.18	105.35	0.41	54.46	219.88	27.97	57.14
	MEDIAN			21.800	25.500	15.150	-6.74	-5.53	12.50	101.71	0.30	44.64	208.83	24.38	46.28
	HIGH			44.000	50.600	28.000	28.33	42.59	21.66	205.61	2.28	209.88	445.17	68.39	209.88
	LOW			10.300	12.350	9.250	-18.85	-24.17	6.01	27.77	0.00	16.00	152.59	10.61	24.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 5

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF APRIL 23, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	874,190	36,736	36,736	NA	NA	NA	NA	03/31/04	NASDAQ	NA	170.64
NEBS	New England Bancshares (MHC)	CT	199,232	27,025	24,960	0.39	0.35	2.93	2.60	06/04/02	OTC BB	2,257,651	45.15
PBCT	People's Bank (MHC)	CT	10,669,100	1,158,700	1,046,200	1.44	0.50	16.67	5.75	07/06/88	NASDAQ	62,400,000	2,676.34
CHFN	Charter Financial Corp. (MHC)	GA	1,030,716	248,743	242,632	0.43	0.34	1.80	1.43	10/17/01	NASDAQ	19,569,676	704.90
WCFB	Webster City Fed Bncp (MHC)	IA	104,753	22,658	22,546	1.12	1.12	5.27	5.27	08/15/94	NASDAQ	3,772,372	56.40
AJSB	AJS Bancorp Inc. (MHC)	IL	238,384	32,105	32,105	0.58	0.57	4.15	4.08	12/27/01	OTC BB	2,392,921	55.28
JXSB	Jacksonville Bancorp (MHC)	IL	NA	NA	NA	NA	NA	NA	NA	04/21/95	NASDAQ	NA	35.93
MSVB	Mid-Southern Savings Bank(MHC)	IN	151,474	14,382	14,382	0.59	0.59	5.92	5.92	04/09/98	OTC BB	1,459,303	38.67
CFFN	Capitol Federal Finl (MHC)	KS	8,383,441	957,323	957,323	0.32	0.32	2.80	2.80	04/01/99	NASDAQ	73,393,298	2,435.66
MDNB	Minden Bancorp Inc (MHC)	LA	100,744	18,171	18,171	1.31	1.31	6.65	6.65	07/02/02	OTC BB	1,454,750	30.77
SERC	Service Bancorp Inc. (MHC)	MA	303,299	24,150	24,150	0.64	0.61	7.95	7.63	10/08/98	OTC BB	1,647,482	45.08
WFSM	Westborough Finl Services(MHC)	MA	254,052	28,668	28,668	0.41	0.38	3.62	3.36	02/16/00	OTC BB	1,586,374	55.66
WFD	Westfield Financial Inc. (MHC)	MA	795,216	124,804	124,804	0.45	0.42	2.94	2.73	12/28/01	AMEX	10,522,300	228.99
BCSB	BCSB Bankcorp Inc. (MHC)	MD	660,258	44,271	41,570	0.16	0.14	2.32	2.05	07/08/98	NASDAQ	5,898,593	105.93
ALPN	Alpena Bancshares Inc. (MHC)	MI	223,923	21,951	18,100	0.53	0.44	5.52	4.58	11/07/94	OTC BB	1,657,480	34.83
LBTM	Liberty Savings Bank (MHC)	MO	199,700	19,735	19,735	0.33	0.22	3.16	2.09	08/23/93	OTC BB	1,351,076	37.83
EBMT	Eagle Bancorp (MHC)	MT	206,612	25,140	25,140	0.89	0.84	7.58	7.16	04/05/00	OTC BB	1,214,372	46.15
ASFE	AF Financial Group (MHC)	NC	191,929	12,392	10,716	-0.08	-0.08	-1.12	-1.16	10/07/96	OTC BB	1,049,838	20.37
WAKE	Wake Forest Bancshares (MHC)	NC	85,456	15,725	15,725	1.27	1.15	7.15	6.49	04/03/96	OTC BB	1,145,296	27.49
ASBH	ASB Holding Co (MHC)	NJ	394,759	37,723	37,723	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	88.87
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	635,855	75,875	75,875	NA	NA	NA	NA	03/04/04	NASDAQ	NA	373.08
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	17,919,949	1,388,920	1,388,920	1.31	1.22	15.65	14.56	07/13/99	NASDAQ	189,602,811	6,465.46
ROEB	Roebling Financial Corp. (MHC)	NJ	87,488	7,319	7,319	0.63	0.63	7.61	7.61	10/02/97	OTC BB	425,500	16.38
WAWL	Wawel Savings Bank (MHC)	NJ	NA	NA	NA	1.12	1.10	14.33	14.08	04/01/04	OTC BB	NA	22.23
ALMG	Alamogordo Finl Corp. (MHC)	NM	158,690	28,026	28,026	0.47	0.47	2.69	2.69	05/16/00	OTC BB	1,293,665	57.16
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	142,937	15,625	15,625	0.05	0.05	0.78	0.78	10/21/03	OTC BB	2,314,375	23.84
GOV	Gouverneur Bancorp (MHC)	NY	94,837	17,813	17,813	0.79	0.74	4.00	3.75	03/23/99	AMEX	2,279,009	29.63
GCBC	Greene County Bncp Inc. (MHC)	NY	271,826	29,446	29,446	0.97	0.96	8.58	8.53	12/30/98	NASDAQ	2,042,738	64.41
ONFC	Oneida Financial Corp. (MHC)	NY	428,189	50,835	38,104	0.74	0.62	6.35	5.34	12/30/98	NASDAQ	7,640,166	97.71
PRTR	Partners Trust Financial (MHC)	NY	1,318,346	179,877	NA	1.06	1.07	7.81	7.86	04/04/02	NASDAQ	14,220,000	405.13
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	277,940	21,785	17,095	0.59	0.50	7.61	6.47	11/16/95	NASDAQ	2,432,099	45.48
ROME	Rome Bancorp Inc. (MHC)	NY	261,939	36,639	36,639	0.59	0.77	4.16	5.38	10/06/99	NASDAQ	4,285,338	121.50
CHEV	Cheviot Financial (MHC)	OH	246,007	37,251	37,251	NA	NA	NA	NA	01/06/04	NASDAQ	NA	110.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF APRIL 23, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OFFO	Osage Federal Financial (MHC)	OK	79,109	7,675	7,675	NA	NA	NA	NA	04/01/04	OTC BB	NA	21.92
EKFC	Eureka Financial Corp (MHC)	PA	84,093	19,195	19,195	0.97	0.97	4.08	4.08	01/07/99	OTC BB	1,226,538	41.70
ALLB	Greater Delaware Valley (MHC)	PA	374,374	35,138	35,138	0.58	0.57	6.19	6.10	03/03/95	NASDAQ	3,441,383	120.45
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,801,532	503,944	360,725	0.85	0.79	10.94	10.10	11/07/94	NASDAQ	47,933,545	1,052.62
SKBO	Skibo Financial Corp. (MHC)	PA	155,691	23,252	23,252	0.18	0.18	1.24	1.24	04/04/97	NASDAQ	3,141,504	52.94
CZWI	Citizens Community Bncp (MHC)	WI	133,753	11,174	10,806	NA	NA	NA	NA	03/30/04	OTC BB	NA	38.78
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,447,021	144,870	135,841	1.00	0.74	10.31	7.64			15,018,936	412.87
	MEDIAN		246,007	28,026	26,583	0.59	0.58	5.40	5.31			2,353,648.00	55.28
	HIGH		17,919,949	1,388,920	1,388,920	1.44	1.31	16.67	14.56			189,602,811	6,465.46
	LOW		79,109	7,319	7,319	-0.08	-0.08	-1.12	-1.16			425,500	16.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 6

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	DSA FINANCIAL CORPORATION	**Lawrenceburg**	**IN**	**2**	**-**	**10/22/93**	**78,820**	**77,062**	**62,029**	**241**	**63,359**	**9,090**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	145,965	131,147	120,209	0	108,334	12,520
CKFB	CKF Bancorp, Inc.	Danville	KY	3	NASDAQ	01/04/95	147,290	138,686	126,999	1,100	122,794	15,193
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	3	NASDAQ	02/07/95	120,999	113,502	96,004	0	86,105	13,228
FFWC	FFW Corporation	Wabash	IN	4	NASDAQ	04/05/93	242,967	222,824	132,645	975	158,251	23,246
FBSI	First Bancshares, Inc.	Mountain Grove	MO	10	NASDAQ	12/22/93	274,302	250,917	169,480	515	216,767	27,452
FCAP	First Capital, Inc.	Corydon	IN	12	NASDAQ	01/04/99	409,138	375,967	304,200	5,995	302,468	43,895
HLFC	Home Loan Financial Corporation	Coshocton	OH	3	NASDAQ	03/26/98	149,635	143,879	128,648	0	84,323	22,205
LOGN	Logansport Financial Corp.	Logansport	IN	1	NASDAQ	06/14/95	153,868	150,148	103,079	0	98,440	16,634
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	319,272	301,404	277,566	0	225,485	27,727
SMBC	Southern Missouri Bancorp, Inc.	Poplar Bluff	MO	8	NASDAQ	04/13/94	301,212	278,658	240,850	2,922	206,596	26,527
	Average			5.2			226,465	210,713	169,968	1,151	160,956	22,863
	Median			3.5			198,418	186,486	130,647	258	140,523	22,726
	High			12.0			409,138	375,967	304,200	5,995	302,468	43,895
	Low			1.0			120,999	113,502	96,004	0	84,323	12,520

ELLER & COMPANY
ıblin, Ohio
4-766-1426

EXHIBIT 7

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							PRICES AT APRIL 23, 2004		
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price 04/23/04 ($)	Inc./(Dec.) from 1 Day Chg. ($)	Inc./(Dec.) from 1 Day Chg. (%)
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10	13.78	2.78	25.27
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00	14.00	2.00	16.67
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.15	11.50	16.89	5.69	50.80
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50	17.86	2.36	15.23
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60	12.94	1.67	14.82
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50	17.35	5.84	50.74
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50	16.50	4.50	37.50
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00	12.25	(0.14)	(1.13)
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50	16.00	(0.20)	(1.23)
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63	10.30	(2.80)	(21.37)
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00	15.60	(1.39)	(8.18)
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40	10.74	(1.04)	(8.83)
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70	16.01	(0.87)	(5.15)
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00	11.15	(2.17)	(16.29)
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10	11.09	(0.41)	(3.57)
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90	9.98	(0.92)	(8.44)
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	03/04/04	10.00	12.25	22.50	13.75	37.50	13.29	32.90	12.22	(0.03)	(0.24)
CZWI	Citizens Community Bncp (MHC)	WI	03/30/04	10.00	12.37	23.70	13.25	32.50	NA	NA	12.75	0.38	3.07
KFED	K-Fed Bancorp (MHC)	CA	03/31/04	10.00	13.49	34.90	13.00	30.00	NA	NA	11.73	(1.76)	(13.05)
OFFO	Osage Federal Financial (MHC)	OK	04/01/04	10.00	12.00	20.00	12.25	22.50	NA	NA	11.05	(0.95)	(7.92)
WAWL	Wawel Savings Bank (MHC)	NJ	04/01/04	10.00	12.95	29.50	12.50	25.00	NA	NA	11.50	(1.45)	(11.20)
NABC	NewAlliance Bancshares Inc.	CT	04/02/04	10.00	15.17	51.70	14.53	45.30	NA	NA	13.75	(1.42)	(9.36)
	AVERAGE					31.38		32.21		33.17			
	MEDIAN					23.10		25.00		25.00			
	HIGH					69.90		71.00		69.70			
	LOW					9.00		8.80		7.90			

EXHIBIT 8

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DEARBORN SAVINGS ASSOCIATION
VALUATION RATIOS

February 27, 2004

SNL Thrift Index	1,617.60
DJIA	10,583.90
S & P 500	1,144.90

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	22.60	22.42	164.28	16.22
NASDAQ traded thrifts	21.80	22.11	166.37	16.99
Comparable group	15.04	15.27	137.03	14.21

April 23, 2004

SNL Thrift Index	1,454.00
% change	(10.11)%
DJIA	10,472.84
% change	(1.05)%
S & P 500	1,140.60
% change	(0.38)%

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	21.32	21.93	152.09	15.18
% change	(5.66)	(2.19)	(7.42)	(6.41)
NASDAQ traded thrifts	21.19	21.72	157.23	15.96
% change	(2.80)	(1.76)	(5.49)	(6.06)
Comparable group	14.70	14.99	133.42	13.89
% change	(2.26)	(1.83)	(2.63)	(2.25)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 9

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
Stock Prices as of April 23, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
DSA FINANCIAL CORPORATION															
Value - midpoint	**15.20**	**10.00**	**0.51**	**10.19**	**18.54**	**95.39**	**17.79**	**95.47**	**18.54**	**0.48**	**4.80**	**93.52**	**18.17**	**0.92**	**5.04**
Minimum of range	12.92	10.00	0.61	11.19	15.82	87.00	15.35	87.10	15.82	0.56	5.60	92.34	17.18	0.93	5.42
Maximum of range	17.48	10.00	0.44	9.44	21.28	102.67	20.27	102.77	21.28	0.44	4.40	99.02	19.14	0.90	4.71
Superrange maximum	*20.10*	*10.00*	*0.38*	*8.79*	*24.39*	*109.99*	*23.00*	*110.10*	*24.39*	*0.36*	*3.60*	*93.64*	*20.22*	*0.88*	*4.37*
ALL THRIFTS (227)															
Average	524.41	22.79	1.30	15.77	21.32	152.09	15.18	163.66	21.93	0.45	1.92	38.26	8.34	1.07	13.12
Median	65.99	20.98	1.24	15.10	16.67	139.06	14.21	148.78	17.43	0.41	1.97	33.51	9.44	0.78	8.26
INDIANA THRIFTS (24)															
Average	44.42	18.90	0.86	15.47	21.64	123.52	12.98	127.46	19.58	0.44	2.22	41.38	10.59	0.56	5.33
Median	31.42	20.25	1.23	16.92	15.66	119.38	12.27	119.38	15.49	0.46	2.55	41.25	9.66	0.79	6.45
COMPARABLE GROUP (10)															
Average	30.92	19.69	1.38	15.01	14.70	133.42	13.89	139.54	14.99	0.47	2.39	33.95	10.33	0.94	9.30
Median	31.20	20.18	1.25	14.36	14.29	130.12	12.34	132.29	15.02	0.50	2.44	35.27	10.17	0.92	9.30
COMPARABLE GROUP															
AMFC AMB Financial Corp.	17.43	17.95	1.18	13.19	15.21	136.09	11.67	136.09	14.96	0.21	1.34	16.61	8.58	0.80	9.89
CKFB CKF Bancorp Inc.	23.50	15.98	1.13	10.33	14.14	154.70	15.95	166.81	14.14	0.48	3.00	42.48	10.32	1.04	10.35
CIBI Community Investors Bancorp	16.51	15.07	0.86	12.14	17.52	124.14	13.58	124.14	17.52	0.34	2.26	38.37	10.93	0.78	7.33
FFWC FFW Corp.	28.62	22.01	1.79	17.88	12.30	123.10	11.78	128.49	12.37	0.63	2.91	34.64	9.57	1.00	10.15
FBSI First Bancshares Inc.	33.90	20.35	1.41	16.47	14.43	123.56	12.37	125.93	15.07	0.16	0.79	11.35	10.01	0.83	8.47
FCAP First Capital Inc.	66.23	23.50	1.29	15.44	18.22	152.20	16.33	176.29	18.80	0.58	2.55	43.41	10.73	0.90	8.47
HLFC Home Loan Financial Corp.	33.83	20.00	1.20	13.27	16.67	150.72	22.37	150.72	16.67	0.83	3.80	65.00	14.84	1.29	8.70
LOGN Logansport Financial Corp.	18.40	21.00	1.56	18.98	13.46	110.64	11.96	110.64	15.33	0.56	2.67	35.90	10.81	0.79	7.60
LSBI LSB Financial Corp.	33.77	24.89	2.14	20.85	11.63	119.38	10.57	119.38	11.63	0.52	2.33	23.36	8.68	0.94	11.03
SMBC Southern Missouri Bancorp Inc.	37.04	16.10	1.20	11.53	13.42	139.64	12.30	156.92	13.42	0.36	2.24	28.33	8.81	0.99	11.05

EXHIBIT 10

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Dearborn Savings Association/DSA Financial Corporation
Stock Prices as of April 23, 2004

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		18.54	14.70	14.29	21.32	16.67
Post conv. price to book value	P/B		95.39%	133.42%	130.12%	152.09%	139.06%
Post conv. price to assets	P/A		17.79%	13.89%	12.34%	15.18%	14.21%
Post conv. price to core earnings	P/E		18.54	14.99	15.02	21.93	17.43
Pre conversion earnings ($)	Y	$	806,000	For the twelve months ended December 31, 2003.			
Pre conversion book value ($)	B	$	9,091,000	At December 31, 2003.			
Pre conversion assets ($)	A	$	78,820,000	At December 31, 2003.			
Pre conversion core earnings ($)		$	806,000	For the twelve months ended December 31, 2003.			
Conversion expense (%)	X		6.50%				
ESOP stock purchase (%)	E		4.13%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		10				
RRP amount (%)	M		2.06%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		38.00%				
Investment rate of return, net (%)	R		0.78%				
Investment rate of return, pretax (%)			1.25%				
Percent sold (%)	PCT		51.60%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M)*R-(1-TAX)*E/T-(1-TAX)*M/N))}$ = $ 15,182,217

2. P/B method: Value = $\frac{PB*B}{1-P/B*PCT*(1-X-E-M)}$ = $ 15,206,965

3. P/A method: Value = $\frac{P/A*A}{1-PA*PCT*(1-X-E-M)}$ = $ 15,240,178

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering	Exchange Ratio	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**784,320**	**$10.00**	**$7,843,200**	**3.1362**	**1,520,000**	**$15,200,000**
Minimum - 85% of midrange	666,672	$10.00	$6,666,720	2.6657	1,292,000	$12,920,000
Maximum - 115% of midrange	901,968	$10.00	$9,019,680	3.6066	1,748,000	$17,480,000
Superrange - 115% of maximum	1,037,263	$10.00	$10,372,632	4.1476	2,010,200	$20,102,000

EXHIBIT 11

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [1]	$	6,666,720
Less: Estimated conversion expenses		494,000
Net conversion proceeds	$	6,172,720

2. Generation of Additional Income

Net conversion proceeds	$	6,172,720
Less: Proceeds not invested [2]		533,338
Total conversion proceeds invested	$	5,639,382
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	43,705
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		33,067
Less: RRP expense, net of taxes		33,067
Net earnings increase	$	-22,429

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-22,429	-22,429
After conversion	$	783,571	783,571

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Net cash conversion proceeds		5,372,714
After conversion	$	14,463,714

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		5,372,714
After conversion	$	84,192,714

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 12

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds [1]	$	7,843,200
Less: Estimated conversion expenses		510,000
Net conversion proceeds	$	7,333,200

2. Generation of Additional Income

Net conversion proceeds	$	7,333,200
Less: Proceeds not invested [2]		627,456
Total conversion proceeds invested	$	6,705,744
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	51,970
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		38,902
Less: RRP expense, net of taxes		38,902
Net earnings increase	$	-25,835

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-25,835	-25,835
After conversion	$	780,165	780,165

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		6,392,016
After conversion	$	15,483,016

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		6,392,016
After conversion	$	85,212,016

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 13

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds [1]	$	9,019,680
Less: Estimated conversion expenses		526,000
Net conversion proceeds	$	8,493,680

2. Generation of Additional Income

Net conversion proceeds	$	8,493,680
Less: Proceeds not invested [2]		721,574
Total conversion proceeds invested	$	7,772,106
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	60,234
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		44,738
Less: RRP expense, net of taxes		44,738
Net earnings increase	$	-29,241

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-29,241	-29,241
After conversion	$	776,759	776,759

4. Comparative Net Worth [3]

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		7,411,318
After conversion	$	16,502,318

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		7,411,318
After conversion	$	86,231,318

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 14

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Dearborn Savings Association/DSA Financial Corporation
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Super-maximum offering proceeds (1)	$	10,372,632
Less: Estimated conversion expenses		545,000
Net conversion proceeds	$	9,827,632

2. *Generation of Additional Income*

Net conversion proceeds	$	9,827,632
Less: Proceeds not invested (2)		829,811
Total conversion proceeds invested	$	8,997,821
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	69,733
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		51,448
Less: RRP expense, net of taxes		51,448
Net earnings increase	$	-33,163

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	806,000	806,000
Net earnings increase		-33,163	-33,163
After conversion	$	772,837	772,837

4. Comparative Net Worth (3)

Before conversion - 12/31/03	$	9,091,000
Conversion proceeds		8,582,916
After conversion	$	17,673,916

5. Comparative Net Assets

Before conversion - 12/31/03	$	78,820,000
Conversion proceeds		8,582,916
After conversion	$	87,402,916

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 15

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Dearborn Savings		Premium or (discount) from comparable group.	
			Average	Median
Midpoint:				
Price/earnings	18.54 x		26.12%	29.78%
Price/book value	95.39 %	*	(28.50)%	(26.69)%
Price/assets	17.79 %		28.07%	44.19%
Price/tangible book value	95.47 %		(31.58)%	(27.83)%
Price/core earnings	18.54 x		23.67%	23.47%
Minimum of range:				
Price/earnings	15.82 x		7.64%	10.77%
Price/book value	87.00 %	*	(34.79)%	(33.14)%
Price/assets	15.35 %		10.50%	24.41%
Price/tangible book value	87.10 %		(37.58)%	(34.16)%
Price/core earnings	15.82 x		5.55%	5.38%
Maximum of range:				
Price/earnings	21.28 x		44.78%	48.99%
Price/book value	102.67 %	*	(23.05)%	(21.10)%
Price/assets	20.27 %		45.96%	64.34%
Price/tangible book value	102.77 %		(26.35)%	(22.31)%
Price/core earnings	21.28 x		41.97%	41.74%
Super maximum of range:				
Price/earnings	24.39 x		65.94%	70.76%
Price/book value	109.99 %	*	(17.56)%	(15.47)%
Price/assets	23.00 %		65.61%	86.46%
Price/tangible book value	110.10 %		(21.10)%	(16.78)%
Price/core earnings	24.39 x		62.72%	62.46%

* Represents pricing ratio associated with primary valuation method.